DEUTSCHE BANK INTERIM REPORT AS OF SEPTEMBER 30, 2008	Exhibit 99.1
Deutsche Bank
THE GROUP AT A GLANCE

	Nine months ended
	Sep 30, 2008	Sep 30, 2007
Share price at period end	€ 49.54	€ 90.38

Share price high	€ 89.80	€ 118.51

Share price low	€ 47.48	€ 87.16

Basic earnings per share	€ 1.95	€ 11.66

Diluted earnings per share	€ 1.85	€ 11.13

Average shares outstanding, in m., basic	489	473

Average shares outstanding, in m., diluted	514	496

Return on average shareholders’ equity (post tax)	3.7%	20.8%

Pre-tax return on average shareholders’ equity	2.0%	27.4%

Pre-tax return on average active equity	2.2%	33.0%

Book value per basic share outstanding[1]	€ 65.35	€ 77.59

Cost/income ratio[2]	93.3%	67.6%

Compensation ratio[3]	52.5%	42.2%

Non-compensation ratio[4]	40.8%	25.4%

	in € m.	in € m.

Total net revenues	14,375	23,454

Provision for credit losses	485	283

Total noninterest expenses	13,409	15,859

Income before income taxes	481	7,312

Net income	918	5,540

	Sep 30, 2008	Dec 31, 2007
	in € bn.	in € bn.

Total assets	2,061	1,924

Shareholders’ equity	34.8	37.0

Tier 1 capital ratio[5]	10.3%	8.6%

	Number	Number

Branches	1,949	1,889
thereof in Germany	984	989

Employees (full-time equivalent)	81,308	78,291
thereof in Germany	28,069	27,779

Long-term rating:
Moody’s Investors Service	Aa1	Aa1
Standard & Poor’s	AA–	AA
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 78 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5
The Tier 1 capital ratio shown for 2008 is pursuant to the German Banking Act (“KWG”) and the Solvency Regulation (“Solvabilitätsverordnung”), which adopted the revised capital framework presented by the Basel Committee in 2004 (“Basel II”) into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

MANAGEMENT REPORT            DISCUSSION OF GROUP RESULTS
Management Report
DISCUSSION OF GROUP RESULTS
2008 TO 2007 THREE MONTHS COMPARISON
NET REVENUES for the quarter were € 4.4 billion, after mark-downs of € 1.2 billion in Corporate Banking & Securities (CB&S), down 14 % versus € 5.1 billion after € 2.2 billion of mark-downs in the third quarter 2007. In October 2008 the European Union endorsed amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, which permit the reclassification of trading assets and assets available for sale in cases involving a clear change of management intent. In accordance with these amendments, we reclassified certain assets, for which no active market existed in the third quarter and which management intends to hold for the foreseeable future, out of trading assets and assets available for sale, and into loans. If these reclassifications had not been made, the income statement for the quarter would have included negative fair value movements relating to the reclassified assets of € 845 million. Additionally, incremental net interest margin relating to reclassified assets was € 53 million for the quarter. This is described in more detail on page 13 in the Business Segment review below.
The Corporate and Investment Bank (CIB) reported net revenues of € 1.7 billion, down 11 % versus the third quarter 2007.
In CB&S, net revenues were € 1.0 billion, down 20 % versus the prior year quarter. In Sales and Trading (Debt and other products), net revenues were € 924 million, up 60 % versus the prior year quarter, reflecting year-on-year growth in foreign exchange, interest rate trading and commodities trading, which was counterbalanced by significant negative revenues in credit trading due to deteriorating market conditions. Revenues were also affected by mark-downs of € 705 million, compared with mark-downs of € 1.6 billion in the prior year quarter. Revenues in Sales and Trading (Equity) were negative € 142 million, compared to positive € 428 million in the prior year quarter, reflecting very significant dislocations in global equity markets in the month of September which adversely affected equity values in cash equities, equity derivatives and proprietary trading. Advisory revenues were € 185 million, down by 31%, primarily reflecting lower levels of market activity. Revenues in Origination (Equity) were € 85 million, versus € 204 million in the third quarter 2007, primarily reflecting significantly lower levels of issuance activity against a backdrop of exceptionally difficult conditions in the equity markets. Revenues in Origination (Debt) were negative € 368 million, compared to negative € 324 million in the prior year quarter. Mark-downs in leveraged loans and loan commitments were below the levels of the third quarter 2007. CB&S net revenues included a gain of € 146 million from changes in the credit spreads on certain of our own debt on which we elected to use the fair value option. We elect the fair value option only for a very small portion of our debt issuance.
In Global Transaction Banking (GTB), net revenues were € 692 million, up 5 % versus the third quarter 2007, reflecting year-on-year growth in Trade Finance and Cash Management for financial institutions.

MANAGEMENT REPORT            DISCUSSION OF GROUP RESULTS
In Private Clients and Asset Management (PCAM), net revenues for the third quarter were € 2.1 billion, down 16 % versus the third quarter 2007.
In Asset and Wealth Management (AWM), net revenues were € 713 million, down 37 % versus the prior year quarter. This development reflects a year-on-year decline in Asset Management revenues driven by lower fee and commission income, including lower performance fees in line with deteriorating conditions in equity markets in the quarter, together with lower levels of activity in real estate asset management, and discretionary cash injections of € 55 million into certain money market funds.
In Private & Business Clients (PBC), revenues were € 1.4 billion, essentially unchanged versus the prior year quarter. A year-on-year decline in revenues from brokerage was counterbalanced by growth in almost all other revenue categories, including the impact of the successful launch of a portfolio management product during the quarter.
In Corporate Investments (CI), revenues were € 261 million, down 60 % versus the third quarter 2007. Revenues in the current quarter reflected primarily a gain of € 229 million related to the disposal of our stake in Allianz SE. In the prior year quarter, revenues primarily reflected the partial disposal of industrial holdings, the sale and leaseback of our premises at 60 Wall Street, and appreciation of our option to increase our investment in Hua Xia Bank Co. Ltd (China).
PROVISION FOR CREDIT LOSSES for the quarter was € 236 million, versus € 105 million in the third quarter 2007. Provisions in CIB were € 66 million, versus a credit of € 19 million in the prior year quarter, reflecting € 72 million of provisions in respect of loans reclassified in accordance with the aforementioned amendments to IAS 39. Provisions in PCAM were € 169 million, versus € 124 million in the prior year quarter, primarily reflecting deteriorating credit conditions in Spain and the expansion of PBC’s consumer finance business in Poland in line with strategy.
NONINTEREST EXPENSES for the quarter were € 4.0 billion, up 14 % versus the third quarter 2007. Compensation expenses were € 1.9 billion, versus € 1.7 billion in the prior year quarter. This development primarily reflects accruals for performance-related compensation, which were a net release in the third quarter of 2007 as a result of a partial reversal of accruals made during the first half of 2007. General and administrative expenses were € 2.1 billion, versus € 1.8 billion in the prior year quarter. This development reflects the non-recurrence of a value added tax reimbursement and insurance reimbursements in the prior year quarter. Excluding these items, and expenses in the current quarter related to a provision for a pending tender offer to repurchase Auction Rate Securities from retail clients and the impact of a charge related to a RREEF infrastructure investment which ceased to meet the criteria for the held for sale category, general and administrative expenses would have been essentially in line with the prior year quarter.

MANAGEMENT REPORT            DISCUSSION OF GROUP RESULTS
INCOME BEFORE INCOME TAXES for the quarter was € 93 million, compared to € 1.4 billion in the third quarter 2007. Pre-tax return on average active equity for the quarter was 1%, compared to 19 % in the prior year quarter. Per our target definition, which excludes gains of € 229 million in the current quarter, loss before income taxes was € 116 million, and pre-tax return on average active equity was negative 1%, compared to positive 12 % in the prior year quarter.
NET INCOME for the quarter was € 414 million, versus € 1.6 billion in the third quarter 2007. A tax benefit of € 321 million was recorded in the quarter, versus a tax benefit of € 182 million in the third quarter of 2007. The net benefit in the current quarter was mainly driven by a favorable geographic mix of income and a credit of € 34 million policyholder tax in respect to the Abbey Life business. Unused tax losses in certain U.S. entities did not contribute to the tax line as recognized deferred tax assets. Diluted earnings per share for the quarter were € 0.83, versus € 3.31 for the third quarter 2007.
The TIER 1 CAPITAL RATIO, reported under Basel II, improved to 10.3 % at the end of the quarter, up from 9.3 % at the end of the second quarter and in excess of our target, which was recently raised to 10%. During the quarter we raised € 2.2 billion of new equity in relation to the agreement to purchase a stake in Deutsche Postbank, which contributed about 70 basis points to this development. This transaction is expected to close in the first quarter of 2009. Risk-weighted assets were € 319 billion, up from € 305 billion at the end of the previous quarter. This development primarily reflects the appreciation of dollar-based risk-weighted assets due to currency movements during the quarter. Total assets at the end of the quarter were € 2,061 billion, up from € 1,991 billion at the end of the second quarter. This development reflects the appreciation of dollar-based assets due to currency movements, growth in positive market values from derivatives due to market volatility, and new business. These effects more than counterbalanced managed balance sheet reductions in financial assets at fair value of approximately € 103 billion during the quarter.
2008 TO 2007 NINE MONTHS COMPARISON
NET REVENUES for the first nine months of 2008 were € 14.4 billion, after mark-downs in CB&S of € 6.1 billion. In the first nine months of 2007 net revenues were € 23.5 billion, after mark-downs of € 2.2 billion in CB&S.
In CIB, revenues in Sales and Trading (Debt and other products) were € 2.8 billion, versus € 6.8 billion in the first nine months of 2007, impacted by € 3.6 billion of mark-downs in residential mortgage-backed securities, commercial real estate, monoline insurers and impairment losses on available for sale positions. In the prior year period mark-downs were € 1.6 billion. Revenues in Sales and Trading (Equity) were € 1.4 billion, compared to € 3.5 billion during the first nine months 2007, reflecting lower trading volumes and significant dislocations in global equity markets which negatively affected equity derivatives, cash equities and proprietary trading. Advisory revenues were € 437 million, down by 44%, primarily reflecting continued low levels of market activity. Revenues in Origination (Equity) were € 308 million, versus € 650 million in the first nine months of 2007, primarily reflecting a decline in issuance activity due to difficult equity markets conditions. Revenues in Origination (Debt) were negative € 1.6 billion, compared to positive

MANAGEMENT REPORT            DISCUSSION OF GROUP RESULTS
€ 416 million in the prior year period, mainly reflecting mark-downs in leveraged loans and loan commitments of € 2.4 billion to date in 2008. Loan products revenues were € 1.1 billion, up 41%, from € 749 million. Net revenues for the first nine months of 2008 included a gain of € 237 million from changes in the credit spreads on certain of our own debt on which the fair value option was used.
PCAM’s net revenues of € 7.0 billion were 7 % below the € 7.6 billion in the first nine months of 2007.
In AWM, net revenues were € 2.7 billion, down 18 % versus the prior year period. Portfolio/fund management revenues were lower than in the comparison period, reflecting the unfavorable market conditions and the impact of a stronger Euro. Revenues from Other Products declined as a result of impairments and reduced return on investments, continued cash injections into certain money market funds and a charge related to a consolidated RREEF investment.
In PBC, net revenues of € 4.4 billion were essentially unchanged compared to the first nine months of 2007. Revenues from loans and deposit grew based on higher volumes. Payment, account and remaining financial services rose from insurance brokerage while Portfolio/fund management benefited from successful product placements in the third quarter 2008. Brokerage revenues were down as a result of lower client activity in a more difficult market environment.
Net revenues in CI of € 1.3 billion declined 7 % compared to the first nine months of 2007. Gains from the disposal of industrial holdings and other investments were higher than in the comparison period, which also included gains from the sale and leaseback transaction of our property at 60 Wall Street. The mark-to-market result from our option to increase our stake in Hua Xia Bank in China was negative during the first nine months of 2008 and positive in the prior year period.
PROVISION FOR CREDIT LOSSES was € 485 million in the first nine months of 2008, up 71 % from € 283 million in the same period 2007. This increase primarily reflects in CIB provisions for credit losses related to assets which had been reclassified in the third quarter 2008 in accordance with IAS 39 amounting to € 72 million as well as a net release in the prior year period together with an increase in provisions in PCAM to € 440 million as a consequence of the strategic expansion of PBC’s consumer finance business and deteriorating credit conditions in Spain.
NONINTEREST EXPENSES were € 13.4 billion in the first nine months of 2008, down 15 % versus € 15.9 billion in the prior year period. Compensation and benefits of € 7.5 billion were down 24 % versus € 9.9 billion in the first nine months of 2007. This development was mainly driven by lower performance-related compensation. General and administrative expenses for the first nine months were € 5.9 billion, up 1 % versus € 5.8 billion in the prior year period. This development was driven by higher expenses for litigation cases and by increased expenses due to the consolidation of certain investments in AM, partly offset by the effect of cost containment initiatives.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
For the first nine months of 2008, INCOME BEFORE INCOME TAXES was € 481 million, compared to € 7.3 billion in the first nine months of 2007. Pre-tax return on average active equity was 2 % for the first nine months of 2008, compared to 33 % in the prior year period. Per our target definition, which excludes certain significant gains of € 1.3 billion in the first nine months of 2008 and € 873 million in the first nine months of 2007, loss before income taxes in the first nine months of 2008 was € 809 million versus income before income taxes of € 6.4 billion in the first nine months of 2007. Pre-tax return on average active equity per our target definition was negative 3 % for the first nine months of 2008, compared to 29 % for the comparison period.
NET INCOME for the first nine months of 2008 was € 918 million, versus € 5.5 billion in the first nine months of 2007. A tax benefit of € 437 million on a year-to-date actual basis was recorded in the first nine months of 2008, versus a tax expense of € 1.8 billion in the prior year period. The net benefit in the current year was mainly driven by a favorable geographic mix of income, successful resolution of outstanding tax matters and a € 78 million policyholder tax credit related to the Abbey Life business. These beneficial impacts were partly offset by a tax charge related to share based compensation as a result of the decline in our share price. Unused tax losses in certain U.S. entities did not contribute to the tax line in the third quarter 2008 as recognized deferred tax assets. Diluted earnings per share were € 1.85, versus € 11.13 in the prior year period.
BUSINESS SEGMENT REVIEW
CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	1,707	1,926	(11)	6,102	14,620	(58)

Provision for credit losses	66	(19)	N/M	46	(82)	N/M

Noninterest expenses	2,168	1,853	17	7,976	10,205	(22)

Minority interest	(20)	8	N/M	(32)	18	N/M

Income (loss) before income taxes	(507)	85	N/M	(1,889)	4,478	N/M

N/M – Not meaningful
CORPORATE BANKING & SECURITIES (CB&S)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	1,016	1,265	(20)	4,079	12,691	(68)

Provision for credit losses	66	(17)	N/M	44	(80)	N/M

Noninterest expenses	1,758	1,454	21	6,769	8,999	(25)

Minority interest	(20)	8	N/M	(32)	18	N/M

Income (loss) before income taxes	(789)	(179)	N/M	(2,704)	3,754	N/M

N/M – Not meaningful

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
2008 TO 2007 THREE MONTHS COMPARISON
Our SALES & TRADING businesses suffered from the sharp deterioration in market conditions, especially in late September following the bankruptcy filing by Lehman Brothers. As market conditions deteriorated, a number of market participants, including hedge funds, were forced to sell-down substantial positions in assets such as convertibles, investment-grade and high-yield bonds, default swaps and long-short equity strategies. These market conditions have continued in the fourth quarter of the year.
In this challenging environment, we marked down positions in our Credit Proprietary Trading and Equities Proprietary Trading (“EPT”) books to significantly lower levels. Proprietary positions have been reduced in size, particularly in EPT, although market liquidity was not sufficient for us to eliminate risk in all cases and we remain exposed to further deterioration in prices for these positions.
SALES & TRADING (DEBT AND OTHER PRODUCTS) generated revenues of € 924 million in the third quarter 2008 versus € 576 million in the third quarter 2007. If the reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the third quarter would have included negative fair value adjustments of € 527 million. The third quarter 2008 included trading losses of € 873 million in our Credit Proprietary Trading business. In addition, we had further mark-downs of € 705 million, which related to residential mortgage-backed securities (€ 202 million), commercial real estate loans (€ 163 million), further provisions against monoline insurers (€ 255 million) and impairment losses on available for sale positions (€ 85 million). The third quarter of 2007 included mark-downs of € 1.6 billion.
Revenues excluding mark-downs and proprietary trading losses remained robust given the difficult market environment. In our credit business, revenues have fallen year-on-year driven by a reduction in structured product activity. Revenues in foreign exchange, money markets and interest rate products were a record for a third quarter, due to both exceptionally strong client flows and favorable positioning.
SALES & TRADING (EQUITY) revenues were negative € 142 million in the third quarter 2008, a decrease of € 570 million versus the same quarter 2007. The decrease was primarily driven by losses in Equities Proprietary Trading of € 386 million. Revenues from equity derivatives were materially lower than in the third quarter 2007 due to lower customer activity in structured products and continued market dislocation in correlation and volatility. Performance was more robust in our other customer-facing equities businesses. Our prime brokerage business gained significant net new balances from hedge funds.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
ORIGINATION AND ADVISORY generated revenues of negative € 99 million in the third quarter 2008 compared with positive € 148 million in the third quarter 2007. If the reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the third quarter would have included negative fair value adjustments of € 312 million, which were partly offset by a reduction of € 146 million in interest income on these assets transferred from Origination and Advisory to Loan Products. The reduction in revenues resulted from the continued weakness in the advisory and especially the financing markets. Volumes were significantly down versus the same period in 2007 as activity continued to be affected by credit market conditions. Although Advisory revenues decreased consistent with the decline in the overall market, we increased global market share of fees and saw our ranking rise to number five in the third quarter. We also achieved the number one position year-to-date in EMEA by fee market share, driven by our participation in major deals throughout 2008. In Origination (Equity), very challenging market conditions resulted in significantly reduced volumes with the market dominated by a few large transactions. In Origination (Debt), Investment Grade revenues decreased in a slowing market where the volatility hindered public bond execution. Overall, Origination (Debt) revenues were negatively impacted by limited new issuance in leveraged finance where very few large scale deals are possible. However, we continued to underwrite deals in the third quarter 2008 and the reduction of our leveraged finance commitment backlog is continuing with significant progress. We recorded mark-to-market losses, net of fees, of € 467 million against leveraged finance loans and loan commitments during the third quarter, compared to € 603 million in the prior year quarter. (Sources for all rankings, market volume and fee pool data: Thomson Reuters, Dealogic)
LOAN PRODUCTS revenues were € 500 million for the third quarter 2008, an increase of € 286 million, or 134%, from the same period last year. The effect of the reclassifications in accordance with the amendments to IAS 39, “Reclassification of Financial Assets”, was to increase interest income by € 146 million on assets that were transferred from Origination and Advisory to Loan Products. The remaining increase was driven by net mark-to-market gains across the investment grade loan portfolio together with the associated hedges.
OTHER PRODUCTS revenues were negative € 167 million in the third quarter 2008, a decrease of € 66 million, or 65%, compared to the prior year quarter. This mainly results from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life, which was acquired in the fourth quarter 2007. This effect is offset by policyholder benefits and claims in noninterest expenses and therefore has no overall impact on our net income.
In PROVISION FOR CREDIT LOSSES, CB&S recorded a net charge of € 66 million in the third quarter 2008 com-pared to a net release of € 17 million in the prior year quarter. The provision for credit losses related to assets which had been reclassified in accordance with IAS 39 amounted to € 72 million.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
NONINTEREST EXPENSES were € 1.8 billion in the third quarter 2008, an increase of 21%, or € 305 million, compared to the third quarter 2007. The increase primarily reflects a net release in the third quarter 2007 to partially reverse performance-related compensation accruals made during the first half of 2007.
INCOME (LOSS) BEFORE INCOME TAXES in CB&S was a loss of € 789 million in the third quarter 2008, compared to a loss of € 179 million in the prior year quarter.
2008 TO 2007 NINE MONTHS COMPARISON
In the first nine months of the year, SALES & TRADING (DEBT AND OTHER PRODUCTS) revenues were € 2.8 billion, a decrease of € 4.0 billion, or 58%, versus the first nine months of 2007. The decline in revenues was primarily due to mark-downs on holdings of residential mortgage-backed securities and commercial real estate loans, further provisions against monoline insurers, and impairment losses on available for sale positions. Revenues included mark-downs of € 3.6 billion (first quarter € 885 million, second quarter € 2.1 billion and third quarter € 705 million), compared to € 1.6 billion in the prior year period. However, underlying customer activity remained strong. We experienced growth in revenues in foreign exchange, money markets and interest rates, which was partially offset by lower revenues in credit and residential mortgage-backed securities trading and proprietary trading losses.
In the first nine months of 2008, SALES & TRADING (EQUITY) generated revenues of € 1.4 billion, a decrease of € 2.1 billion, or 60%, compared to the same period last year. In equity derivatives, revenues decreased year-on-year due to ongoing challenges in correlation trading and lower volumes in structured products. Revenues from cash equities trading grew in the Americas, but declined in Asia and Europe. Our prime brokerage business benefited from significant new securities balances from both existing and new clients, although revenue growth was hampered by the lower leverage employed by most hedge fund clients.
ORIGINATION AND ADVISORY generated negative revenues of € 878 million in the first nine months of 2008 compared to positive revenues of € 1.8 billion in the first nine months of 2007. The first nine months of 2008 included mark-to-market losses, net of fees, of € 2.4 billion against leveraged finance loans and loan commitments, compared to € 715 million in the prior year period. In addition, overall weakness in the advisory and financing markets led to a significant decrease in new business volume compared to the first nine months of 2007.
LOAN PRODUCTS revenues were € 1.1 billion in the first nine months of 2008, a € 304 million, or 41%, increase on the same period last year. The increase was largely driven by net mark-to-market gains across the investment grade loan portfolio together with the associated hedges, and interest income on assets transferred from Origination and Advisory to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39, “Reclassification of Financial Assets”.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
OTHER PRODUCTS revenues were negative € 373 million in the first nine months of 2008, a decrease of € 111 million compared to the same period last year. This mainly results from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life. This effect is offset by policyholder benefits and claims in noninterest expenses and consequently has no impact on profitability.
CB&S recorded a net charge of € 44 million in PROVISION FOR CREDIT LOSSES in the first nine months of 2008, compared to a net release of € 80 million in the first nine months of 2007.
CB&S’s NONINTEREST EXPENSES of € 6.8 billion in the first nine months of 2008 were € 2.2 billion, or 25%, lower than in the first nine months of the prior year. The decrease primarily reflects lower performance-related compensation in line with business results.
INCOME (LOSS) BEFORE INCOME TAXES in CB&S was a loss of € 2.7 billion in the first nine months of 2008, compared to income of € 3.8 billion in the first nine months of 2007.
AMENDMENTS TO IAS 39 AND IFRS 7, “RECLASSIFICATION OF FINANCIAL ASSETS”
The results in the current quarter were significantly impacted by the application of the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008. These amendments align IFRS with U.S. GAAP by permitting certain reclassifications out of trading assets and financial assets available for sale after initial recognition.
We identified assets, eligible under the amendments, for which at July 1, 2008, we had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. In these instances, management believes the intrinsic value of the assets exceeds their estimated fair value, which has been significantly adversely impacted by the reduced liquidity in the financial markets. Management believes returns on these assets will be optimized by holding them for the foreseeable future rather than through exit in the short term. The reclassifications align more closely the accounting with the business intent.
Under the terms of the amendments, we made the reclassifications with effect from July 1, 2008, at fair value on that date. All reclassifications were to loans.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
The impacts of these reclassifications for CIB are summarized in the following table. The consequential impacts on credit market risk disclosures provided in this management report are discussed in the appropriate sections.

	Jul 1, 2008	Three months ended Sep 30, 2008
	Carrying value	Impact on		Impact on net
	in € bn.	income before		gains (losses) not
		income taxes		recognized in the
		in € m.		income statement
				in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	5.9	397		–
Financial assets available for sale reclassified to loans	11.9	121		585

Origination and Advisory
Trading assets reclassified to loans	6.9	300		–

Loan products
Financial assets available for sale reclassified to loans	0.2	2		64

Total	24.9	820	[1]	649

1	In addition to the impact in CIB, income before income taxes increased by € 5 million in PBC.
Of the amount reclassified to loans, € 7.1 billion related to funded leveraged finance loans which were entered into as part of an originate to distribute strategy. € 9.5 billion related to assets contained within consolidated asset backed commercial paper conduits. The remainder relates primarily to assets which were acquired or originated with the intent to trade or exit through securitization.
UPDATE ON KEY CREDIT MARKET EXPOSURES
Ongoing market dislocations and illiquidity in the credit markets may continue to impact the exposure to fair value changes in our profit and loss account (“P&L”) on the remaining risk positions classified as trading assets (including protection purchased from monoline insurers) of those CB&S businesses that have been heavily impacted by the global credit crisis. These businesses are primarily those relating to credit structuring, residential mortgages, commercial real estate and leveraged finance. The following paragraphs summarize what we consider to be the most significant positions exposed to fair value movements through the P&L as of the end of the third quarter of 2008. Assets reclassified to loans under the amendments to IAS 39 have been excluded from the analysis as they no longer create fair value movements through the P&L.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
CDO TRADING AND ORIGINATION BUSINESSES: The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of September 30, 2008 and June 30, 2008.

CDO subprime exposure – Trading	Sep 30, 2008			Jun 30, 2008
	Subprime	Hedges and	Subprime	Subprime	Hedges and	Subprime
	ABS CDO	other	ABS CDO	ABS CDO	other	ABS CDO
	gross	protection	net	gross	protection	net
in € m.	exposure	purchased	exposure	exposure	purchased	exposure
Super Senior tranches	880	(376)	504	1,076	(381)	695

Mezzanine tranches	290	(348)	(58)	350	(439)	(89)

Total Super Senior and Mezzanine tranches	1,170	(724)	446	1,426	(820)	606

Other net subprime-related exposure held by CDO businesses			207			185

Total net subprime exposure in CDO businesses			653			791

In the above table, our exposure as of September 30, 2008 excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our P&L exposure to fair value movements as of September 30, 2008 by € 79 million.
Exposure represents our potential loss in the event of a 100 % default of subprime securities and subprime-related ABS CDO, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures; for each subprime position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).
The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profit and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances. As of September 30, 2008, the Super Senior and Mezzanine gross exposures and hedges consisted of approximately 1% 2007, 32% 2006, 35% 2005 and 32% 2004 and earlier vintages.
ABS CDO valuations are driven by parameters which can be separated into primary and secondary. Primary parameters are quantitative inputs into the pricing model. Secondary parameters can be qualitative (geographical concentration) or quantitative (historical default rates), and are used to determine the appropriate values for the primary parameters. Secondary parameters are used as guidelines to support the reasonable estimates for primary parameters. Key primary parameters driving valuation for CDO assets include forward rates, credit spreads, prepayment speeds, and correlation, default and recovery rates. Our assumptions are benchmarked against market transactions to the level possible. We have also classified ABS CDO as subprime if 50 % or more of the underlying collateral are home equity loans.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
In addition to subprime-related CDO exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. As of September 30, 2008, gross exposure for these positions on an equivalent basis to the above was € 282 million and net exposure was € 125 million. As of June 30, 2008, gross exposure was € 381 million and net exposure was € 176 million. Our exposure as of September 30, 2008 excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our P&L exposure to fair value movements as of September 30, 2008 by € 8 million.
Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments. Actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.
In addition to the exposure classified as “trading”, the table below summarizes our exposure to U.S. subprime ABS CDOs classified as “Available for Sale”. These exposures arise from activities with Group sponsored consolidated asset-backed commercial paper conduits. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the third quarter 2008 results, we recorded charges in profit or loss of € 70 million against these available for sale positions which have been previously recorded in equity. As of September 30, 2008, the remaining amounts recorded in equity against these positions were € 14 million.

CDO subprime exposure – Available for sale and short positions on trading book	Exposure
in € m.	Sep 30, 2008	Jun 30, 2008
Available for sale	111	306

Short positions on trading book	–	(87)

Total net CDO subprime exposure	111	219

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
In the above table, our available for sale exposure as of September 30, 2008 excludes assets that were reclassified from available for sale to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our net exposure to fair value movements as of September 30, 2008 by € 101 million. The impact on our profit or loss was an increase of € 119 million by not recording an impairment charge for available for sale positions, and in equity we recorded a reduction of € 44 million against these available for sale positions.
RESIDENTIAL MORTGAGE TRADING BUSINESSES: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization business in residential mortgages. The credit sensitive exposures are summarized below. Our analysis excludes both agency mortgage backed securities and agency eligible loans because we do not consider them to be credit sensitive products. Agency mortgage backed securities are not considered to be credit sensitive products as the timely payment of principal and interest on the underlying loans is guaranteed by government sponsored entities (“GSEs”). Agency eligible loans are not considered to be credit sensitive products as they are underwritten to meet agency guidelines, which allow them to be sold to GSEs. Our analysis also excludes interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

Other U.S. residential mortgage business exposure	Exposure
in € m.	Sep 30, 2008	Jun 30, 2008
Alt-A	3,910	4,294	[1]

Subprime	37	103

Other	1,508	1,574

Total other U.S. residential mortgage gross assets	5,455	5,971

Hedges and other protection purchased	(4,838)	(5,102)

Other trading-related net positions	512	592

Total net other U.S. residential mortgage business exposure	1,129	1,461

1
Alt-A gross exposure as of June 30, 2008 has been revised upwards by € 91 million due to the reclassification of certain financial instruments from a hedge to an asset. It is offset by a corresponding increase in hedges and other protection purchased and has no impact on the total net exposure as of June 30, 2008.

In the above table, our exposure as of September 30, 2008 excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our P&L exposure to fair value movements as of September 30, 2008 by € 417 million.
Exposure represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures; for each synthetic position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances. On September 30, 2008, the Alt-A and subprime gross assets, and hedges and other protection purchased, consisted of approximately 85% 2007, 13% 2006 and 2% 2005 and earlier vintages. The credit ratings on the total Alt-A and subprime gross assets, and hedges and other protection purchased, were approximately 84 % AAA.
Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts.
During the third quarter 2008 we recorded losses of € 144 million, excluding impacts of monoline provisions which are included in the monoline disclosure, in our U.S. residential mortgage business, primarily relating to the Alt-A exposures that are disclosed in the table above.
CB&S’s European “originate to distribute” mortgage business has remaining exposures to residential mortgages in trading assets which are summarized in the table below. During the third quarter 2008, we incurred losses of € 58 million on mark-downs of these trading assets.

European residential mortgage business exposure	Exposure
in € m.	Sep 30, 2008	Jun 30, 2008
United Kingdom	312	1,290

Italy	75	296

Germany	18	176

Spain	–	70

Total European residential mortgage business exposure	405	1,831

In the above table, our exposure as of September 30, 2008 excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our P&L exposure to fair value movements as of September 30, 2008 by € 1.2 billion (thereof United Kingdom € 779 million, Italy € 199 million, Germany € 142 million and Spain € 59 million).

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
EXPOSURE TO MONOLINE INSURERS: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if we incur losses because of defaults in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.
The following table summarizes the fair value of our counterparty exposures to monoline insurers with respect to residential mortgage-related activity, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments (“CVA”) that we have recorded against the exposures. The credit valuation adjustments are assessed name-by-name based on externally determined credit ratings and, in the case of those deemed unlikely to be able to meet their liabilities in full, an in-depth analysis of the facts and circumstances by our Credit Risk Management function.

Monoline exposure related to U.S. residential mortgages	Sep 30, 2008				Jun 30, 2008
	Notional	Fair	CVA[1]	Fair	Notional	Fair	CVA[1]	Fair
	amount	value		value	amount	value		value
		prior to		after		prior to		after
in € m.		CVA[1]		CVA[1]		CVA[1]		CVA[1]
AAA Monolines:
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	83	41	(0)	41	84	18	–	18
Alt-A	5,155	1,192	(17)	1,175	4,766	837	(6)	831

Total AAA Monolines	5,238	1,233	(17)	1,216	4,849	855	(6)	849

Non AAA Investment Grade Monolines:
Super Senior ABS CDO	–	–	–	–	286	251	(176)	75
Other subprime	118	66	(6)	59	114	62	(3)	59
Alt-A	–	–	–	–	–	–	–	–

Total Non AAA Investment Grade Monolines	118	66	(6)	59	400	313	(178)	134

Non Investment Grade Monolines:
Super Senior ABS CDO	1,123	1,005	(804)	201	785	653	(534)	119
Other subprime	182	1	(0)	1	190	1	–	1
Alt-A	1,359	346	(35)	312	1,486	228	(23)	205

Total Non Investment Grade Monolines	2,664	1,353	(839)	514	2,462	882	(557)	325

Total Super Senior ABS CDO	1,123	1,005	(804)	201	1,071	904	(710)	194

Total other subprime	383	108	(7)	102	388	81	(3)	78

Total Alt-A	6,514	1,538	(51)	1,487	6,252	1,065	(29)	1,037

Total	8,020	2,652	(862)	1,790	7,711	2,050	(741)	1,309

1	Credit valuation adjustment
The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor’s and Moody’s credit ratings as of September 30, 2008 and June 30, 2008.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As at September 30, 2008 and June 30, 2008, the exposure on wrapped bonds related to U.S. residential mortgages was € 50 million and € 63 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults. Our estimate of potential mark-downs as of September 30, 2008 is impacted by assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our estimate of potential P&L mark-downs as of September 30, 2008 by € 14 million.
A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 3.2 billion (thereof CDS € 3.0 billion, wrapped bonds € 234 million) as of September 30, 2008, compared to € 2.2 billion (thereof CDS € 1.7 billion, wrapped bonds € 448 million) as of June 30, 2008, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other protected assets. These arise from a range of client activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. Our estimate of potential mark-downs on wrapped bonds as of September 30, 2008 is impacted by assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our estimate of potential P&L mark-downs as of September 30, 2008 by € 208 million.
As of September 30, 2008, our total CVA for monoline exposures was € 1.0 billion (thereof mortgage-related € 862 million, other exposures € 178 million), compared to € 843 million (thereof mortgage-related € 741 million, other exposures € 102 million) as of June 30, 2008. The total charge in profit or loss for the quarter was € 255 million.
COMMERCIAL REAL ESTATE BUSINESS: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or to otherwise distribute to third party investors, or held on an amortized cost basis. The following is a summary of our exposure to commercial mortgage whole loans which are held on a fair value basis as of September 30, 2008 and June 30, 2008. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

MANAGEMENT REPORT            BUSINESS SEGMENT

Commercial Real Estate traded whole loan exposure	Gross exposure
in € m.	Sep 30, 2008	Jun 30, 2008
Total gross traded whole loan exposure (all funded) [A]	12,358	15,917	[1]

Net risk reduction [B]	(2,999)	(3,797)[1]

Total net traded whole loan exposure	9,359	12,120

Gross exposure by region:
Germany	5,388	6,500
North America	5,130	7,409
Other Europe	1,840	1,947
Asia/Pacific	–	61

Gross exposure by loan type:
Office	2,997	4,223
Hotel	3,493	3,735
Retail	2,621	2,910
Multi-Family	1,721	2,808
Leisure	939	1,000
Mixed Use	352	827
Other	235	414

Mark-to-market losses against loans	Three months ended
in € m.	Sep 30, 2008	Jun 30, 2008
Net mark-downs excluding hedges	(30)	(543)

Gain (loss) on specific hedges	(133)	234

Net mark-downs including specific hedges	(163)	(309)

	Sep 30, 2008	Jun 30, 2008

Life-to-date gross mark-downs excluding fees and specific hedges on remaining exposure [C]	(972)	(1,277)

Fees on remaining exposure	156	160	[1]

Life-to-date net mark-downs excluding specific hedges on remaining exposure	(816)	(1,117)

Carrying value of loans held on a fair value basis, gross of risk reduction [A-C]	11,386	14,640

Carrying value of loans held on a fair value basis, net of risk reduction [A-B-C]	8,387	10,842

1
The June 30, 2008 comparatives in the above tables have been amended as follows: Funded positions have been updated from € 15,949 million to € 15,917 million to show that the acquisition value was less than the notional value of some loans as they had been purchased in the secondary market at a value less than par; Net risk reduction has been amended from € (3,991) million to € (3,797) million to correctly reflect the market value of such risk reduction transactions and fees on remaining exposure have been amended to € 160 million from € 166 million.

In the above table, our exposure as of September 30, 2008 excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our trading loans subject to fair value movements through the P&L as of September 30, 2008 by € 1.3 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.
The above table excludes any exposure to The Cosmopolitan Resort and Casino. In September 2008, we have foreclosed on the property. The fair value of the loan at the date of transfer was € 799 million. The property is an investment property under construction and is included in “Property and Equipment”.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
LEVERAGED FINANCE BUSINESS: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of September 30, 2008 and June 30, 2008. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of September 30, 2008.

Leveraged Finance exposure (Fair value basis)	Gross exposure
in € m.	Sep 30, 2008	Jun 30, 2008[1]
Funded positions	1,699	8,944

Unfunded commitments	11,781	15,184

Total Leveraged Finance exposure [A]	13,480	24,128

Gross exposure by region:
North America	13,065	17,132
Europe	367	6,856
Asia/Pacific	48	140

Gross exposure by industry sector:
Telecommunications	6,587	6,428
Chemicals	5,416	4,829
Pharmaceuticals	–	4,679
Media	586	2,241
Hospitality & Gaming	231	2,711
Leasing	21	1,116
Services	379	803
Healthcare	178	698
Other	82	623

Mark-to-market losses against loans and loan commitments	Three months ended
in € m.	Sep 30, 2008	Jun 30, 2008[1]
Net mark-downs excluding hedges	(467)	(204)

	Sep 30, 2008	Jun 30, 2008[1]

Life-to-date gross mark-downs excluding fees and hedges on remaining exposure [B]	(1,598)	(2,251)

Fees on remaining exposure	253	459

Life-to-date net mark-downs excluding hedges on remaining exposure	(1,345)	(1,793)

Exposure to loans and loan commitments (Fair value basis) [A-B]	11,882	21,877

1
The June 30, 2008, comparatives in the above tables have been amended to exclude loans accounted for on an amortized cost basis of € 1,422 million as well as new exposures entered into in 2008, which were transacted at market rates and have a fair value of € 1,273 million. In addition, this has impacted net mark-downs excluding hedges which have increased from € 200 million to € 204 million.

The table above excludes both new exposures entered into in 2008, which were transacted at market rates and have a fair value of € 938 million, and loans accounted for on an amortized cost basis of € 9.7 billion. Included in the loans accounted for on an amortized cost basis are assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008. The impact of the transfer was to reduce our trading loans subject to fair value movements through the P&L as of September 30, 2008 by € 8.1 billion (gross) and to increase our loans accounted for on an amortized cost basis by a corresponding amount.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
During the second and third quarter of 2008, we entered into transactions with three Special Purpose Entities to derecognize certain, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. Please refer to Special Purpose Entities and Off-Balance Sheet Arrangements on page 31 for more information.
GLOBAL TRANSACTION BANKING (GTB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	692	661	5	2,023	1,928	5

Provision for credit losses	0	(2)	N/M	2	(1)	N/M

Noninterest expenses	410	399	3	1,206	1,206	0

Minority interest	–	–	N/M	–	–	N/M

Income before income taxes	281	263	7	815	724	13

N/M – Not meaningful
2008 TO 2007 THREE MONTHS COMPARISON
GTB generated third quarter NET REVENUES of € 692 million, an increase of € 31 million, or 5%, versus the same period last year. The increase was mainly related to Trade Finance and was driven by higher volumes in the documentary business and a stronger guarantee business in Asia/Pacific and Europe. Cash Management also generated higher revenues, resulting from significantly increased transaction volumes in both the Euro and U.S. dollar clearing business.
In PROVISION FOR CREDIT LOSSES, no charge was recorded in the third quarter 2008, compared to a net release of € 2 million in the same quarter of the previous year.
NONINTEREST EXPENSES were € 410 million in the third quarter 2008, up € 11 million, or 3%, compared to the same quarter last year. This development was mainly driven by an increase in staff levels as well as higher transaction-related costs.
INCOME BEFORE INCOME TAXES was a record third quarter of € 281 million, an increase of € 18 million, or 7%, compared to the prior year quarter.
2008 TO 2007 NINE MONTHS COMPARISON
GTB’s NET REVENUES for the first nine months of 2008 were € 2.0 billion, an increase of € 95 million, or 5%, compared to the first nine months of 2007. This increase was predominantly attributable to the Trade Finance and Cash Management businesses. The revenue increase in Trade Finance was mainly due to higher volumes in the documentary business as well as a stronger guarantee business in Asia/Pacific, Europe, and the Americas. Higher Cash Management-related revenues were mainly driven by increased transaction volumes in the Euro clearing business.
In PROVISION FOR CREDIT LOSSES, a net charge of € 2 million was recorded in the first nine months of 2008, compared to a net release of € 1 million in the first nine months of 2007.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
NONINTEREST EXPENSES were € 1.2 billion in the first nine months of 2008, in line with the prior year period. Higher costs from increased staff numbers in order to support further business growth were effectively offset by cost containment measures, efficiency improvements and lower performance-related compensation.
INCOME BEFORE INCOME TAXES rose by € 91 million, or 13%, versus the first nine months of 2007 to € 815 million.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	2,148	2,567	(16)	7,042	7,581	(7)

Provision for credit losses	169	124	36	440	365	20

Noninterest expenses	1,814	1,872	(3)	5,377	5,571	(3)

Minority interest	(3)	1	N/M	(4)	7	N/M

Income before income taxes	167	569	(71)	1,230	1,638	(25)

N/M – Not meaningful
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	713	1,126	(37)	2,676	3,273	(18)

Provision for credit losses	1	1	82	2	1	111

Noninterest expenses	810	859	(6)	2,342	2,521	(7)

Minority interest	(3)	1	N/M	(4)	6	N/M

Income (loss) before income taxes	(95)	265	N/M	335	744	(55)

N/M – Not meaningful
2008 TO 2007 THREE MONTHS COMPARISON
NET REVENUES in AWM were € 713 million in the third quarter 2008, a decrease of € 413 million, or 37%, compared to the same quarter last year. PORTFOLIO/FUND MANAGEMENT revenues in Asset Management (AM) were lower by € 195 million, or 31%, and decreased by € 14 million, or 13%, in Private Wealth Management (PWM). Both business divisions were impacted by ongoing unfavorable market conditions, which affected performance fees and asset-based fees. In PWM, this development was partly compensated by revenue growth from the inflow of invested assets. BROKERAGE revenues decreased by € 23 million, or 9%, compared to the third quarter 2007, mainly caused by lower client activity in the current market environment. LOAN/DEPOSIT revenues were up € 18 million, or 34%, mainly reflecting increases in loan volumes. OTHER PRODUCTS recorded negative revenues of € 114 million in the third quarter 2008 compared to positive revenues of € 86 million in the same period last year. The current year quarter included a charge of € 65 million related to a consolidated infrastructure investment in AM’s RREEF business, which ceased to meet the criteria for the held for sale category due to current market conditions, discretionary injections of € 55 million into consolidated money market funds as well as impairment losses on seed capital investments. The third quarter 2007 included gains in AM’s RREEF business from the sale of assets.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
NONINTEREST EXPENSES in the third quarter 2008 decreased by € 49 million, or 6%, mainly due to a reduction in performance-related compensation reflecting lower segmental and group-wide performance. Lower policyholder benefits and claims also contributed to the decline. In PWM, noninterest expenses reflected a charge of € 59 million for a provision related to a pending tender offer to repurchase Auction Rate Securities (ARS) at par from retail clients following a legal settlement in the U.S. In AM, noninterest expenses included a charge of € 38 million due to the aforementioned consolidated RREEF investment which ceased to meet the criteria for the held for sale category as well as an impairment loss of € 8 million on intangible assets related to investment management agreements.
Against this backdrop, AWM recorded in the third quarter 2008 a LOSS BEFORE INCOME TAXES of € 95 million. In the same quarter last year, AWM generated income before income taxes of € 265 million.
INVESTED ASSETS in AWM remained essentially unchanged compared to June 30, 2008, at € 700 billion. PWM increased its invested assets by € 6 billion, mainly by attracting net new money in challenging markets. AM recorded a decrease of invested assets driven by asset outflows of € 11 billion, mainly attributable to money market funds. The impact of declined asset prices in the current market environment was more than offset by positive foreign exchange rate effects.
2008 TO 2007 NINE MONTHS COMPARISON
AWM reported NET REVENUES of € 2.7 billion for the first nine months of the year, a decrease of € 597 million, or 18%, compared to the same period in 2007. The stronger Euro in 2008 negatively impacted all major revenue categories. PORTFOLIO/FUND MANAGEMENT revenues in AM were lower by € 318 million, or 18%. They decreased by € 30 million, or 10%, in PWM. The decline in both business divisions also reflected more challenging market conditions which led to reduced asset-based fees and performance fees, in part offset by the positive impact of invested assets inflows. BROKERAGE revenues decreased by € 18 million, or 3%, more than offset by higher LOAN/DEPOSIT revenues, which increased by € 29 million, or 18%, compared to the first nine months in 2007. The latter development was mainly attributable to a growth in loan volumes. Revenues from OTHER PRODUCTS were down by € 264 million, or 83%, resulting predominantly from the charge related to the aforementioned consolidated RREEF investment, discretionary cash injections into consolidated money market funds, impairment losses on seed capital investments and lower income from investments.

MANAGEMENT REPORT            BUSINESS SEGMENT REVIEW
NONINTEREST EXPENSES of € 2.3 billion were € 179 million, or 7%, lower than in the same period of the previous year due to a reduction of performance-related compensation, lower policyholder benefits expenses as well as decreases in other non-compensation expenses. These declines were partially offset by a provision of € 59 million due to the aforementioned provision for a pending ARS tender offer in PWM, and by the impact of a charge related to the aforementioned consolidated RREEF investment and higher money market fund injections in AM. The stronger Euro also positively impacted all major cost categories.
AWM’s INCOME BEFORE INCOME TAXES in the first nine months of 2008 was € 335 million compared to € 744 million in the same period of 2007.
INVESTED ASSETS in AWM decreased in the first nine months of 2008 by € 49 billion to € 700 billion. PWM attracted net new assets of € 18 billion. AM recorded net outflows of € 8 billion, mainly in money market funds products during the third quarter of 2008. The more challenging market conditions in 2008 led to negative performance movements of € 65 billion which were partly offset by positive foreign exchange effects of € 14 billion.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	1,435	1,441	(0)	4,367	4,309	1

Provision for credit losses	168	124	36	438	364	20

Noninterest expenses	1,004	1,013	(1)	3,035	3,050	(0)

Minority interest	(0)	0	N/M	0	0	N/M

Income before income taxes	262	304	(14)	894	894	0

N/M – Not meaningful
2008 TO 2007 THREE MONTHS COMPARISON
NET REVENUES of € 1.4 billion were essentially unchanged compared to the third quarter 2007. Revenues from PORTFOLIO/FUND MANAGEMENT increased by € 25 million, or 40%, reflecting a successful portfolio management product campaign during the third quarter 2008. LOAN/DEPOSIT revenues increased by € 7 million, or 1%, compared to the prior year quarter, driven by higher loan and deposit volumes, partly offset by lower loan and deposit margins. BROKERAGE revenues were down by € 52 million, or 18%, mainly due to lower client activity in a more difficult market environment in the third quarter 2008. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES were slightly lower than in the prior year quarter. Revenues from OTHER PRODUCTS increased by € 20 million, or 25%, driven by PBC’s asset and liability management function.

MANAGMENT REPORT            BUSINESS SEGMENT REVIEW
The PROVISION FOR CREDIT LOSSES in the third quarter was € 168 million, up by € 45 million, or 36%, compared to the same period last year. This increase was due to deteriorating credit conditions in Spain and organic growth in consumer finance, primarily in Poland.
NONINTEREST EXPENSES in the third quarter 2008 were € 1.0 billion, slightly below those in the third quarter of 2007. Lower performance-related compensation in line with group-wide results was almost offset by the effects of higher staff levels.
INCOME BEFORE INCOME TAXES was € 262 million in the current quarter, a decrease of € 42 million, or 14%, compared to the third quarter 2007.
INVESTED ASSETS were € 193 billion as of September 30, 2008, down by € 5 billion compared to June 30, 2008. PBC generated in the quarter net new assets of € 3 billion in a challenging market environment. Market depreciation negatively impacted invested assets of € 8 billion in the quarter.
PBC acquired 237,000 net new clients in the third quarter 2008, resulting in a total of 14.4 million clients, mainly due to increases in Germany, India and Italy.
2008 TO 2007 NINE MONTHS COMPARISON
NET REVENUES in the first nine months of 2008 were € 4.4 billion, an increase of € 58 million, or 1%, compared to the first nine months of 2007. Revenues from BROKERAGE decreased by € 123 million, or 13%, during the first nine months of 2008, mainly reflecting low client activity in a difficult market environment. This decline was more than offset by higher LOAN/DEPOSIT revenues (up € 81 million, driven by growth in both loan and deposit volumes), increased revenues from PAYMENT, ACCOUNT & REMAINING FINANCIAL SERVICES (up € 54 million, driven by insurance brokerage) as well as higher PORTFOLIO/FUND MANAGEMENT revenues (up € 13 million, mainly benefiting from a successful portfolio management product campaign in the third quarter 2008). Revenues from OTHER PRODUCTS also increased by € 34 million, mainly driven by PBC’s asset and liability management function.
PROVISION FOR CREDIT LOSSES was € 438 million in the first nine months of 2008. The increase of € 73 million, or 20%, compared to the same period in 2007 mainly reflected organic growth in consumer finance and deteriorating credit conditions in Spain.
NONINTEREST EXPENSES of € 3.0 billion were essentially unchanged compared to the first nine months of 2007. Lower performance-related compensation was offset by the impact of higher staff levels.
PBC generated INCOME BEFORE INCOME TAXES of € 894 million in the first nine months of 2008, which was stable compared to the same period in 2007 despite more challenging market conditions.

MANAGMENT REPORT            BUSINESS SEGMENT REVIEW
In a highly competitive environment during the first nine months of 2008 PBC attracted net new assets of € 10 billion. Total INVESTED ASSETS decreased by € 10 billion to € 193 billion, mainly due to a € 20 billion impact of market depreciation.
Loan volumes grew in the first nine months of 2008 by € 4 billion to € 92 billion and PBC was able to acquire 580,000 net new clients, mainly in Germany, India and Poland.
CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	261	654	(60)	1,262	1,351	(7)

Provision for credit losses	(1)	(1)	(2)	(2)	(0)	N/M

Noninterest expenses	21	26	(18)	69	191	(64)

Minority interest	2	1	N/M	2	(5)	N/M

Income before income taxes	238	629	(62)	1,193	1,166	2

N/M – Not meaningful
2008 TO 2007 THREE MONTHS COMPARISON
CI’s INCOME BEFORE INCOME TAXES was € 238 million in the third quarter 2008, compared to € 629 million in the third quarter 2007. The current quarter included gains from our industrial holdings portfolio of € 273 million related to the sale of our stake in Allianz SE and the reduction of our stake in Linde AG. The third quarter last year included net gains of € 347 million from the partial sale of our stakes in Allianz SE and Linde AG and from the sale of our stake in Deutsche Beteiligungs AG as well as € 187 million related to the sale and leaseback transaction of our premises at 60 Wall Street. Mark-to-market gains, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd, positively impacted the third quarter of last year.
2008 TO 2007 NINE MONTHS COMPARISON
INCOME BEFORE INCOME TAXES was € 1.2 billion in the first nine months of both 2008 and 2007. In addition to the factors described in the third quarter discussion, the first nine months of 2008 included further gains of € 999 million from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), dividend income of € 111 million, and mark-to-market losses including the impact from our option to increase our share in Hua Xia Bank Co. Ltd. The first nine months of 2007 additionally included gains of € 159 million from the sale of industrial holdings (mainly related to Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment of € 54 million of CI’s goodwill), dividend income of € 139 million, a gain of € 126 million from the sale and leaseback transaction of our property at 60 Wall Street, and mark-to-market gains from the aforementioned Hua Xia Bank options.

MANAGMENT REPORT            BALANCE SHEET DEVELOPMENT
CONSOLIDATION & ADJUSTMENTS

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2008	Sep 30, 2007		Sep 30, 2008	Sep 30, 2007
Net revenues	252	(52)	N/M	(30)	(99)	(70)

Provision for credit losses	1	0	N/M	1	(1)	N/M

Noninterest expenses	36	(210)	N/M	12	(109)	(89)

Minority interest	21	(9)	N/M	34	(20)	N/M

Income (loss) before income taxes	195	167	16	(53)	30	N/M

N/M – Not meaningful
2008 TO 2007 THREE MONTHS COMPARISON
INCOME BEFORE INCOME TAXES in Consolidation & Adjustments was € 195 million in the third quarter 2008 compared to € 167 million in the prior year quarter. Net revenues in the third quarter 2008 were driven by significant positive effects from different accounting methods used for management reporting and IFRS for economically hedged short-term funding positions, driven by a sharp increase in short-term interest rates. Partly offsetting these positive effects were results not attributable to the segments including charges related to litigation provisions. Noninterest expenses in the prior year quarter included a recovery of value added tax and insurance reimbursements associated with several litigation cases.
2008 TO 2007 NINE MONTHS COMPARISON
In the first nine months of 2008 the LOSS BEFORE INCOME TAXES in Consolidation & Adjustments was € 53 million compared to an INCOME BEFORE INCOME TAXES of € 30 million in the first nine months of 2007. In addition to the factors mentioned for the three months comparison above, higher net interest expenses not allocated to the segments contributed to the variance between the nine months 2008 and 2007.

BALANCE SHEET DEVELOPMENT

ASSETS AND LIABILITIES
Our total assets as of September 30, 2008 were € 2,061 billion, an increase of € 136 billion, or 7%, versus December 31, 2007 (€ 1,924 billion). Total liabilities were € 2,024 billion as of September 30, 2008, € 138 billion, or 7%, higher than on December 31, 2007 (€ 1,886 billion). Total assets and liabilities as of December 31, 2007 have been revised to be consistent with current presentation, for more details please refer to the Basis of Preparation on page 51 of this document.
The development of both assets and liabilities during 2008 was significantly impacted by the shift in foreign exchange rates between the U.S. dollar and the Euro. In the first half of 2008 the strengthening of the Euro led to lower Euro equivalents for our U.S. dollar denominated assets and liabilities. The weakening of the Euro since the third quarter of 2008 largely inverted this development, so that the balance sheet development in the first nine months of 2008 was only slightly affected by foreign exchange rate differences.

MANAGMENT REPORT            BALANCE SHEET DEVELOPMENT
The primary drivers for the increase in both total assets and total liabilities compared to December 31, 2007 were positive and negative market values from derivatives, which increased € 220 billion and € 195 billion, respectively. This growth was attributable to our credit trading, FX and rates businesses. Additionally, our brokerage and securities related receivables and payables increased € 58 billion and € 83 billion, respectively, reflecting the current market environment with an increased number of unsettled transactions as well as higher payables from increased prime brokerage activities. The increases in liabilities were partly offset by decreases in securities sold under repurchase agreements and securities loaned (down € 101 billion, including those designated at fair value through profit or loss), reflecting reduced activity in the current market environment. The aforementioned increases in assets were partly offset by a decrease of € 60 billion in securities purchased under resale agreements designated at fair value through profit or loss and of € 102 billion in trading securities. The latter development reflected our activities started in the second quarter 2008 to reduce the size of our balance sheet.
FAIR VALUE HIERARCHY – VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS
Financial instruments carried at fair value were categorized under the three levels of the IFRS fair value hierarchy as follows: quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) and valuation techniques with unobservable parameters (“Level 3”). Level 3 assets of the IFRS fair value hierarchy include complex OTC derivatives, illiquid loans and certain structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit and loss of the instrument.
Total assets held at fair value which are measured using valuation techniques with unobservable parameters (“Level 3”) were € 92 billion as of September 30, 2008, which was equivalent to 7 % of total fair value assets (versus € 88 billion, or 6%, as of December 31, 2007). Total liabilities which are measured using valuation techniques with unobservable parameters were € 31 billion as of September 30, 2008 which was equivalent to 3 % of total fair value liabilities (versus € 23 billion, or 3%, as of December 31, 2007). The increase in Level 3 assets of € 4 billion during the nine months ended September 30, 2008 was mainly attributable to decreased levels of observable market data in the mortgage-backed securities market and credit correlation market. This was offset by sales of loans backed by commercial real estate, other leveraged loan positions and the reclassification of certain assets as permitted under the amendments to IAS 39, “Reclassification of Financial Assets”.
The increase in Level 3 liabilities during the nine months ended September 30, 2008 was mainly attributable to certain mortgage-backed securities as well as credit correlation exposures as a result of decreased levels of observable market data.
In our audited financial statements for the year ending December 31, 2007, we provided a sensitivity analysis of the fair value of Level 3 instruments to movements in unobservable parameters. As the precise levels of unobservable parameters could be drawn from a range of reasonably possible alternatives we disclosed the upward and downward effect on the fair value of Level 3 instruments of simultaneously moving all the unobservable parameters to the extremes of the range. With the adverse market conditions existing in the third quarter and continuing in the fourth, we anticipate that at year end 2008, if these conditions prevail, the range of reasonably possible alternatives from which to

MANAGMENT REPORT            SPECIAL PUPOSE ENTITIES AND OFF-BLANACE SHEET ARRANGEMENTS
draw the parameters and the resulting upward and downward effect on the fair value of level 3 instruments could be greater than for 2007. This sensitivity analysis will be re-performed for positions and conditions prevailing at year end and will be disclosed in our audited 2008 financial statements.
EQUITY
Total equity of € 36.6 billion as of September 30, 2008, decreased by € 1.8 billion, or 5%, compared to December 31, 2007. The main factors contributing to the decline were a reduction of unrealized net gains (losses) on financial assets available for sale of € 4.1 billion (of which € 1.0 billion are related to net realized gains from both equity and debt securities with no impact on total equity) and the May 2008 dividend payment of € 2.3 billion. These factors were partly offset by the capital increase of € 2.2 billion from the issuance of shares in September 2008, an increase of total equity of € 853 million relating to equity classified as obligation to purchase common shares, net income attributable to Deutsche Bank shareholders of € 952 million and an increase in minority interest of € 418 million mainly related to interests held by third parties in entities formed in the reporting period.
The majority of the € 4.1 billion decline in unrealized net gains (losses) from financial assets available for sale related to equity securities (€ 3.4 billion, reflecting both realized gains from the reduction of industrial holdings and unrealized losses due to the decreased market values). The remaining decline of € 0.7 billion was attributable to realized and unrealized losses from debt securities. The majority of the latter reflected a general decline in the fair value of debt securities in Group sponsored asset-backed commercial paper (“ABCP”) conduits in the first half of 2008. Following the amendments to IAS 39, “Reclassification of Financial Assets”, the majority of these assets was reclassified out of financial assets available for sale to the loans category as of July 1, 2008. The associated unrealized losses which occurred prior to the reclassification date are amortized through profit or loss until maturity of the assets based on the effective interest rate method. They determine the negative balance of € 512 million in total equity as of September 30, 2008, which is recorded in the component “Unrealized net gains (losses) from financial assets available for sale”.

SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

MANAGEMENT REPORT            SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS
We may or may not consolidate SPEs that we have set up, sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern the financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. When the activities are so narrowly defined or it is not evident who controls the financial and operating policies of the SPE, a range of other factors are considered. These factors include whether (a) the activities of the SPE are being conducted on our behalf according to its specific business needs so that we obtain the benefits from the SPE’s operations, (b) we have decision-making powers to obtain the majority of the benefits, (c) we will obtain the majority of the benefits of the activities of the SPE, and (d) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control it.
We reassess our treatment of SPEs for consolidation when there is a change in the SPE’s arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements for 2007.
In limited situations we consolidate certain SPEs for German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, off-balance sheet arrangements have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
TOTAL ASSETS IN CONSOLIDATED SPES

Sep 30, 2008	Asset type
	Financial	Financial	Loans[2]	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits[2]	–	34	27,410	8	149	27,601

Group sponsored securitizations[2]
U.S.	12,083	–	–	–	790	12,873
non-U.S.	1,990	–	1,313	35	17	3,355

Third party sponsored securitizations
U.S.	7,397	–	–	–	554	7,951
non-U.S.	–	–	686	4	27	717

Repackaging and investment products	9,943	1,800	–	614	2,875	15,232

Mutual funds	8,569	–	–	3,531	58	12,158

Structured transactions	7,524	4,932	2,666	3,242	441	18,805

Operating entities[2]	1,717	3,164	2,021	233	1,153	8,288

Other	595	177	951	277	598	2,598

Total	49,818	10,107	35,047	7,944	6,662	109,578

1	Fair value of derivative positions is € 317 million.

2
Certain positions have been reclassified into loans to reflect the impact of the amendment to IAS 39, Reclassification of Financial Instruments which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see page 13 of the Management Report.

MANAGEMENT REPORT            SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS

Jun 30, 2008	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits	–	9,502	16,531	5	138	26,176

Group sponsored securitizations
U.S.	14,514	–	–	–	774	15,288
non-U.S.	2,869	–	260	16	23	3,168

Third party sponsored securitizations
U.S.	9,989	–	–	–	494	10,483
non-U.S.	–	–	350	4	8	362

Repackaging and investment products	8,928	1,658	–	812	2,382	13,780

Mutual funds	12,378	–	–	1,679	73	14,130

Structured transactions	8,477	4,394	2,663	3,195	343	19,072

Operating entities	2,361	4,144	187	32	306	7,030

Other	766	163	560	82	465	2,036

Total	60,282	19,861	20,551	5,825	5,006	111,525

1	Fair value of derivative positions is € 470 million.
The table above details total assets (after consolidation eliminations) in our consolidated SPEs. Further detail is provided below on the purpose of the SPEs, the nature of our relationship with the SPEs and the associated risks. This table should be read in conjunction with the Update on Key Credit Market Exposures which is included on page 14 of this report.
GROUP SPONSORED ABCP CONDUITS
We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market as well as creating investment products for clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues high-grade, short-term commercial paper that is collateralized by the underlying assets to the market to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of the assets in the conduits.
Our liquidity exposure to these conduits is to the entire commercial paper issued of € 26.9 billion, of which we held € 7.4 billion as of September 30, 2008.
The collateral in the conduits includes a range of asset-backed loans and securities including, aircraft leasing, student loans, trust preferred securities, and residential- and commercial-backed securities.
We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

MANAGEMENT REPORT            SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS
GROUP SPONSORED SECURITIZATIONS
We sponsor SPEs for which we originate assets. These assets are predominantly commercial and residential mortgage-backed securities which tend to be illiquid in nature and not in a readily transferable security form. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and where SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations at September 30, 2008, was € 5.6 billion.
THIRD PARTY SPONSORED SECURITIZATIONS
We provide financing to securitization vehicles which are third party-managed investment vehicles that purchase diversified pools of residential mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations at September 30, 2008, was € 1.6 billion.
MUTUAL FUNDS
We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees.
Some of the funds have projected yields based on current money market rates but are ultimately determined by us. During 2007 and the first three quarters of 2008, on a voluntary basis, we injected cash of € 49 million and € 115 million, respectively, into six of these funds (of which four have been provided with a guarantee as outlined above), when actual yields were lower than originally projected, although still above any guarantee thresholds. These amounts were recorded in the income statement in 2007 and 2008, respectively. These cash injections have resulted in a reassessment of the treatment of these funds for consolidation, as there has been an overall change in our relationship with them resulting in their consolidation onto our balance sheet.
During this quarter, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to us other than the cash injected at liquidation, which is included in the amount detailed above. Total assets in the remaining consolidated funds were € 12.2 billion at September 30, 2008.

MANAGEMENT REPORT            SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS
REPACKAGING AND INVESTMENT PRODUCTS
Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets that are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. As we are the swap counterparty to notes issued by the SPE and held by us, we are exposed to changes in market values of collateral held against these notes, the fair value of which is € 1.5 billion. As of September 30, 2008 total assets held in these SPEs were € 3.3 billion.
Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or we have greater than the majority of risks and rewards. Assets in the consolidated SPEs total € 9.6 billion, which typically include bonds, equities and real estate assets, of which a significant portion of the risk is transferred to the note holders. In addition, we also consolidate RREEF funds with real estate and infrastructure assets totaling € 2.3 billion. As we own all issued interests in these funds, we are exposed to the entire performance of these assets.
STRUCTURED TRANSACTIONS
We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have greater than the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility.
OPERATING ENTITIES
We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within other assets of the exposure detailed in the table, is U.S. real estate taken upon the foreclosure of a loan. The carrying value of the property at the period end was € 849 million.

MANAGEMENT REPORT            SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS
EXPOSURE TO OFF-BALANCE SHEET ARRANGEMENTS WITH NON-CONSOLIDATED SPEs

Maximum unfunded exposure remaining	Sep 30, 2008	Jun 30, 2008
in € bn.
Category:

Group sponsored ABCP conduits	4.3	5.7

Third party ABCP conduits
U.S.	2.3	3.3
non-U.S.	0.1	0.5

Third party sponsored securitizations
U.S.	8.0	8.9
non-U.S.	4.6	5.4

Guaranteed mutual funds	11.7	12.0

Real estate leasing funds	0.8	0.8

The table above details the maximum unfunded exposure remaining in off-balance sheet SPEs. Further detail is provided below on the purpose of the SPEs, the nature of the relationship of the SPEs to us and the associated risks. This table should be read in conjunction with the Update on Key Credit Market Exposures included within this report on page 14.
GROUP SPONSORED ABCP CONDUITS
We sponsor seven ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. They have assets totaling € 3.8 billion which consist of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the sellers to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.
The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.
No material difficulties have been experienced by these conduits during 2008 although a general widening in credit spreads was experienced on the conduits’ issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits total € 4.3 billion. We have reduced the lines of credit available to the sellers during the quarter, which has resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.

MANAGEMENT REPORT            SPECIAL PUPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS
As of September 30, 2008, we held € 0.3 billion of commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in commercial paper on standard commercial terms. No losses were incurred as a consequence of our off-balance sheet arrangements with these entities.
GROUP SPONSORED SECURITIZATIONS
During the second and third quarter of 2008 we entered into transactions with three SPEs to derecognize € 7.2 billion of predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. The SPEs issued two notes A and B; the B note is subordinated to the A note and substantially held by third parties. We hold all the A notes issued by the SPEs which are reported as loan assets measured at amortized cost, and assessed for impairment periodically. We do not consolidate the SPEs as we do not control the entities.
These SPEs are structured with event of default triggers which provide additional protection to the A noteholders if the market value of the loans is less than a specified threshold. If an event of default is triggered and not rectified by the third party within a specified period, we will assume control of the SPE and it will be consolidated.
We were notified at the end of October that the loan market values in one SPE were below the event of default trigger levels. We are reviewing the loans and have not yet determined whether an event of default notice should be issued or, if issued, what its terms should be. This SPE holds approximately € 2.9 billion of loans with a market value of € 1.9 billion. We believe the carrying value of our loans in the SPE will be fully recovered if held to maturity.
THIRD PARTY ABCP CONDUITS
In addition to sponsoring our own commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.
Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. The notional amount of liquidity facilities provided by us is € 2.5 billion, of which € 0.1 billion has been drawn. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.
There are certain non-consolidated Canadian conduits which experienced significant liquidity problems in 2007. We perform no management role for any of these conduits but are the portfolio credit default swap provider. The existing credit default swaps collateral triggers are unchanged pending finalization of a restructuring plan and are subject to an ongoing standstill agreement. A framework agreement which formed the basis for the restructuring plan was submitted to the Ontario Superior Court of Justice in April 2008. Under the framework agreement, we would instead have as our credit default swap counterparty two newly established conduits and the triggers to call for additional collateral against the credit default swaps would be revised. As part of this arrangement, a margin funding facility for the new conduits would be introduced (our share of this facility would be € 1.5 billion) which would be drawn by reference to experienced defaults and market credit spread levels.

MANAGEMENT REPORT            SPECIAL PUPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGMENTS
On June 5, 2008, the Ontario Superior Court of Justice sanctioned the restructuring plan. A small minority of investors applied for leave to appeal to the Court of Appeal for Ontario on June 25, 2008. The Court granted the leave to appeal but dismissed the appeal upholding the decision sanctioning the restructuring plan. On September 2, 2008, a small minority of investors appealed the decision of the Court of Appeal for Ontario to the Supreme Court of Canada. On September 19, 2008, the Supreme Court of Canada dismissed the application for leave to appeal and the terms of the restructuring plan will proceed as planned. Although the final terms of the restructuring plan were not signed as of September 30, 2008, it is expected to be signed prior to the end of 2008 and at such time it is not expected to have a material impact on our consolidated financial statements.
THIRD PARTY SPONSORED SECURITIZATIONS
The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.
The notional amount of liquidity facilities provided is € 25.8 billion of which € 13.2 billion has been drawn and € 12.6 billion are still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.
MUTUAL FUNDS
As previously discussed, we provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. These non-consolidated “guarantee-only” funds, which hold € 12.3 billion of assets, have guarantees provided of € 12.1 billion of which € 0.4 million has been paid upon the liquidation of one non-consolidated fund during the third quarter. The fair value of the remaining guarantees is € 3 million.

MANAGEMENT REPORT            RELATED PARTY TRANSACTIONS
REAL ESTATE LEASING FUNDS
We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. To date no guarantee has been drawn. The notional amount of guarantees provided by us is € 536 million and they have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of risks and rewards.
We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put options allow the shareholders to put the real estate asset or their shares to us at the end of the lease term for a fixed price in the event that the lessee does not exercise its option to purchase the asset. As the lessees hold a bargain purchase option, we believe those options will generally be exercised by the lessees. The notional value of the written puts is € 222 million and they have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of risks and rewards.
RELATED PARTY TRANSACTIONS
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section Other Financial Information of this Interim Report.
UPDATE ON SIGNIFICANT TRANSACTIONS
During the third quarter 2008, we announced acquisitions that will affect our results in future periods. For further detail please refer to the section Other Financial Information of this Interim Report.
DEFERRED TAX ASSETS ON UNUSED TAX LOSSES
After evaluating the challenging market conditions, management decided not to recognize additional deferred tax assets for unused tax losses totaling € 249 million which were generated by certain U.S. entities in third quarter 2008. Management believes that it is probable that taxable profit will be available to maintain the deferred tax assets which were recognized in prior periods, and will continue to monitor any events which could have an impact on the ability to utilize these deferred tax assets.

MANAGEMENT REPORT            GOODWILL IMPAIRMENT REVIEW
GOODWILL IMPAIRMENT REVIEW
In the third quarter of 2008, the share prices of banking stocks continued to be very volatile and were under considerable pressure in sustained turbulent markets. In this environment, our market capitalization remained below book value for most of the period, as it had been at the end of the second quarter of 2008. We have again performed a review to assess whether there are facts that indicate potential goodwill impairments in our cash generating units. Specifically, we have reviewed the expected future performance of Global Markets and Corporate Finance, our cash generating units primarily affected by the crisis. Management judged that there was no indication to diverge from the assumptions about the mid-to-long term performance of both cash generating units that were used in the preceding goodwill impairment review at the end of the second quarter of 2008 and concluded that there was no indication of a potential goodwill impairment for Global Markets or Corporate Finance as of September 30, 2008. However, the ongoing challenging conditions in the financial markets and the related uncertainty about the future business environments make an assessment of the mid-to-long term performance by using estimates and assumptions extremely difficult. Our annual goodwill impairment test will be performed in the fourth quarter of 2008 based on financial plans yet to be elaborated. The continuation of the financial crisis and its wider implications for the operating environment of our businesses could result in an impairment of goodwill in the future.

MANAGEMENT REPORT            OUTLOOK
OUTLOOK
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2007.
Global economic growth has slowed substantially and is unlikely to exceed 3.5 % in the current year, compared with 4.7 % in 2007. This is due to energy and commodity prices, which have seen only a partial reversal of their earlier strong increases; the deep downturn in the U.S. economy, which is expected to accelerate further in the coming quarters; and the impact of the financial crisis, which is just beginning to show in the real economy. Against this background the risk of a recession in the U.S. has increased significantly. Employment has declined since the beginning of 2008 and private consumption is not picking up, despite tax cuts worth more than U.S.$ 100 billion. As a result, real U.S. Gross Domestic Product (GDP) is likely to shrink in the second half of the year. Due to the relatively strong performance in the first half, we still expect average GDP growth in 2008 to reach around 1%. Allowing for the substantial uncertainty with regard to the further development of the financial crisis, its impact on the real economy and additional policy measures, we currently expect the U.S. economy to contract modestly in 2009.
Following a surprisingly strong rise in the first quarter, growth in the Eurozone – including Germany – has also come to a standstill. Despite the recent decline of the Euro against the U.S. Dollar, European companies’ export outlook has deteriorated substantially. Consumers are still suffering from recent relatively high inflation rates, which have reduced real purchasing power. The considerable declines in consumer and industrial confidence are likely to further reduce the propensity to consume and invest. While growth in the Eurozone may still reach around 1 % in 2008, the economic environment is likely to deteriorate further in 2009. We expect the Eurozone economy – including Germany – to shrink in 2009.
The outlook for the banking sector has deteriorated considerably. The loss of confidence among banks has led to a broad freeze in money markets. Banks’ access to new debt and equity capital has almost dried up. The measures of governments and central banks to stabilize financial markets were unprecedented in both their scale and their coordinated implementation. In return for governments temporarily acquiring an interest in banks’ equity, guaranteeing the issuance of debt and buying up illiquid assets, however, the banking sector is likely to become subject to more extensive regulation. Even though it is too early to assess the full consequences, these measures are likely to reinforce the effect of considerably lower profitability and slower growth of bank assets and revenues resulting from changed client and investor behavior. As demand for sophisticated, innovative financial products has collapsed in private and corporate banking as well as in investment banking, revenues in several business segments will remain under pressure due to lower volumes and a shift to standardized low-margin products. At the same time, extraordinary uncertainty about the soundness of banks is contributing to investors’ demand for larger equity buffers. The process of deleveraging – which also reduces the ability to lend – has just started, however, and is expected to extend over several quarters, likewise contributing to a significant decrease in profitability.

MANAGEMENT REPORT            OUTLOOK
This deteriorating environment adversely affects conditions for all our client segments. Capital market issuance remains substantially below the levels of 2006 and early 2007, while M&A and leveraged buy-out activity is also lower. The credit environment is already becoming tougher. Corporate default rates are rising, as are delinquencies in consumer and credit card lending. Meanwhile, both institutional and private investors remain very cautious. Conditions in the equity and credit markets remain extremely challenging, and we continue to monitor our exposures in these areas. While we continue to rely on our long established loan exposure management and other risk management practices to actively manage our risk profile, the illiquidity of some markets and concerted attempts to deleverage may apply potentially significant downward pressure on asset prices and make active and dynamic management of certain risk positions extremely difficult. Lower levels of customer activity and risk appetite may further compound these difficulties.
Despite these significant challenges, we also see potential to strengthen our core businesses. Our ‘stable’ businesses have provided both earnings diversification and a good quality funding base. As a strong institution in uncertain times, we stand to gain from a ‘flight to quality’ on the part of clients. In investment banking, we see scope to invest in growth areas while reducing our exposure to structured or ‘inventory’ businesses. In Global Transaction Banking, we can capitalize on the very strong profit growth over the past five years by making further investment, both in organic growth and by acquisition. In Private Wealth Management, we have continued to attract new money inflows, and can turn these inflows into revenues. In Private & Business Clients, the next phase of our growth program involves strengthening our advisory banking platform in our core European markets, while simultaneously building up a complementary consumer banking capability, and achieving new levels of back-office efficiency.

MANAGEMENT REPORT            RISK REPORT
RISK REPORT
RISK AND CAPITAL MANAGEMENT
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2007. Further details on selected exposures pertinent to the current market turmoil are disclosed in the section Update on Key Credit Market Exposures included within this report on page 14.
ALLOWANCE FOR CREDIT LOSSES
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

MANAGEMENT REPORT            RISK REPORT
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Nine months ended Sep 30, 2008			Nine months ended Sep 30, 2007
loan losses	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	930	775	1,705	985	684	1,670

Provision for loan losses	35	484	519	(64)	376	312

Net charge-offs	(132)	(344)	(476)	(107)	(281)	(388)
Charge-offs	(190)	(464)	(654)	(190)	(373)	(563)
Recoveries	58	120	178	83	92	175

Changes in the group of consolidated companies	–	–	–	(1)	–	(1)

Exchange rate changes/other	(5)	(18)	(23)	(38)	(25)	(63)

Balance, end of period	828	897	1,725	775	755	1,530

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Nine months ended Sep 30, 2008			Nine months ended Sep 30, 2007
off-balance sheet positions	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	101	118	219	127	129	256

Provision for off-balance sheet positions	(20)	(14)	(34)	(31)	2	(29)

Changes in the group of consolidated companies	–	–	–	6	2	8

Exchange rate changes	–	2	2	–	(5)	(5)

Balance, end of period	81	106	187	102	128	230

PROBLEM LOANS AND IFRS IMPAIRED LOANS
In keeping with SEC industry guidance we continue to monitor and report problem loans. Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. IFRS impaired loans as disclosed below include corporate credit exposures which are individually impaired, as well as smaller-balance, standardized homogeneous loans which have been terminated.

MANAGEMENT REPORT            RISK REPORT
The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Sep 30, 2008			Dec 31, 2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	1,893	1,272	3,165	1,702	1,129	2,831

Loans 90 days or more past due and still accruing	15	179	194	30	191	220

Troubled debt restructurings	120	–	120	93	–	93

Total problem loans	2,028	1,451	3,479	1,824	1,320	3,144

Thereof: IFRS impaired loans	1,515	1,272	2,787	1,516	1,129	2,645

MARKET RISK OF TRADING PORTFOLIOS
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
trading units[1,2]
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average[3]	118.1	85.6	103.6	61.5	62.9	55.6	15.2	15.3	12.3	11.0

Maximum[3]	141.0	118.8	134.1	95.9	93.8	90.5	28.6	28.9	20.9	18.0

Minimum[3]	97.5	66.5	83.1	42.7	46.1	43.5	8.5	5.9	7.6	5.7

Period-end[4]	132.2	100.6	99.3	90.8	61.2	49.5	21.9	11.3	14.3	8.7

1	All figures for 1-day holding period; 99% confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2008 and the full year 2007, respectively.

4	Figures for 2007 as of December 31, 2007; figures for 2008 as of September 30, 2008.

CONSOLIDATED FINANCIAL STATEMENTS            CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
Consolidated Statement of Income (unaudited)
INCOME STATEMENT

	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Interest and similar income	13,464	15,929	43,822	48,525

Interest expense	10,402	13,796	35,133	42,368

Net interest income	3,062	2,133	8,689	6,157

Provision for credit losses	236	105	485	283

Net interest income after provision for credit losses	2,826	2,028	8,204	5,874

Commissions and fee income	2,380	3,016	7,475	9,089

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,412)	(835)	(3,465)	6,279

Net gains (losses) on financial assets available for sale	159	454	903	780

Net income (loss) from equity method investments	50	15	200	276

Other income	128	312	573	873

Total noninterest income	1,305	2,962	5,686	17,297

Compensation and benefits	1,928	1,696	7,541	9,899

General and administrative expenses	2,142	1,835	5,903	5,849

Policyholder benefits and claims	(40)	12	(48)	67

Impairment of intangible assets	8	–	13	54

Restructuring activities	–	(2)	–	(10)

Total noninterest expenses	4,038	3,541	13,409	15,859

Income before income taxes	93	1,449	481	7,312

Income tax expense (benefit)	(321)	(182)	(437)	1,772

Net income	414	1,631	918	5,540

Net income (loss) attributable to minority interest	(21)	9	(34)	19

Net income attributable to Deutsche Bank shareholders	435	1,622	952	5,521

EARNINGS PER COMMON SHARE

	Three months ended		Nine months ended
in €	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Earnings per common share:

Basic	€ 0.88	€ 3.43	€ 1.95	€ 11.66

Diluted	€ 0.83	€ 3.31	€ 1.85	€ 11.13

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	495.2	472.6	488.7	473.4

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	524.8	489.4	513.9	495.9

CONSOLIDATED FINANCIAL STATEMENTS            CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE (UNAUDITED)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended			Nine months ended
in € m.	Sep 30, 2008		Sep 30, 2007	Sep 30, 2008		Sep 30, 2007
Net income (loss) recognized in the income statement	414		1,631	918		5,540

Net gains (losses) not recognized in the income statement, net of tax

Unrealized gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	(520)		(135)	(3,733)		1,367
Net reclassification adjustment for realized net (gains) losses, before tax	(158)		(413)	(902)		(739)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	(82)		18	(48)		(32)
Net reclassification adjustment for realized net (gains) losses, before tax	2		3	6		10

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	742		(729)	(69)		(940)
Net reclassification adjustment for realized net (gains) losses, before tax	–		–	1		–

Tax on items taken directly to equity or reclassified from equity	109		176	551		242

Total net gains (losses) not recognized in the income statement, net of tax	93	[1]	(1,080)	(4,194)	[2]	(92)

Total recognized income and expense	507		551	(3,276)		5,448

Attributable to:
Minority interest	39		–	(12)		4
Deutsche Bank shareholders	468		551	(3,264)		5,444

1
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between June 30, 2008 of € (3,116) million and September 30, 2008, of € (3,083) million, adjusted for changes in minority interest attributable to these components of € 60 million.

2
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,133 million and September 30, 2008, of € (3,083) million, adjusted for changes in minority interest attributable to these components of € 22 million.

CONSOLIDATED FINANCIAL STATEMENTS            CONSOLIDATED BALANCE SHEET (UNAUDITED)
Consolidated Balance Sheet (unaudited)
ASSETS

in € m.	Sep 30, 2008	Dec 31, 2007
Cash and due from banks	10,861	8,632

Interest-earning deposits with banks	40,960	21,615

Central bank funds sold and securities purchased under resale agreements	28,820	13,597

Securities borrowed	49,332	55,961

Financial assets at fair value through profit or loss	1,383,056	1,378,011

Financial assets available for sale	28,434	42,294

Equity method investments	4,069	3,366

Loans	252,793	198,892

Property and equipment	3,511	2,409

Goodwill and other intangible assets	10,859	9,383

Other assets	238,797	182,897

Income tax assets	9,199	7,200

Total assets	2,060,691	1,924,257

LIABILITIES AND EQUITY

in € m.	Sep 30, 2008	Dec 31, 2007
Deposits	428,098	457,946

Central bank funds purchased and securities sold under repurchase agreements	151,141	178,741

Securities loaned	5,162	9,565

Financial liabilities at fair value through profit or loss	973,777	870,085

Other short-term borrowings	46,525	53,410

Other liabilities	265,344	171,509

Provisions	1,391	1,295

Income tax liabilities	5,145	6,639

Long-term debt	135,051	126,703

Trust preferred securities	9,728	6,345

Obligation to purchase common shares	2,701	3,553

Total liabilities	2,024,063	1,885,791

Common shares, no par value, nominal value of € 2.56	1,461	1,358

Additional paid-in capital	17,608	15,808

Retained earnings	23,926	25,116

Common shares in treasury, at cost	(2,425)	(2,819)

Equity classified as obligation to purchase common shares	(2,699)	(3,552)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(512)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(74)	(52)
Foreign currency translation, net of tax	(2,497)	(2,450)

Total net gains (losses) not recognized in the income statement, net of tax	(3,083)	1,133

Total shareholders’ equity	34,788	37,044

Minority interest	1,840	1,422

Total equity	36,628	38,466

Total liabilities and equity	2,060,691	1,924,257

CONSOLIDATED FINANCIAL STATEMENTS            CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007
Net income	918	5,540

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	485	283
Restructuring activities	–	(10)
Gain on sale of financial assets available for sale, equity method investments, and other	(1,654)	(1,515)
Deferred income taxes, net	(1,752)	323
Impairment, depreciation and other amortization, and accretion	1,868	1,215
Share of net income from equity method investments	(131)	(268)

Income (loss) adjusted for noncash charges, credits and other items	(266)	5,568

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(5,724)	6,893
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(10,927)	(5,205)
Trading assets	(135,876)	(170,931)
Other financial assets at fair value through profit or loss (excl. investing activities)	75,676	(28,738)
Loans	(31,631)	(15,985)
Other assets	(66,573)	(79,356)
Deposits	(22,046)	29,386
Trading liabilities	210,739	108,582
Other financial liabilities at fair value through profit or loss (excl. financing activities)[1]	(72,120)	47,196
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(26,488)	33,917
Other short-term borrowings	(5,793)	(1,612)
Other liabilities	88,544	65,487
Senior long-term debt[2]	10,566	16,496
Other, net	6,553	2,276

Net cash provided by operating activities	14,634	13,974

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	11,997	9,765
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	7,241	6,397
Sale of equity method investments	438	1,144
Sale of property and equipment	82	995

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(21,294)	(19,673)
Equity method investments	(560)	(444)
Property and equipment	(456)	(425)
Net cash received (paid) for business combinations/divestitures	(32)	776
Other, net	(28)	241

Net cash used in investing activities	(2,612)	(1,224)

Cash flows from financing activities:
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	508	685
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(344)	(2,114)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	3,427	1,371
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	–	(434)
Common shares issued under share-based compensation plans	18	243
Capital increase	2,200	–
Purchases of treasury shares	(19,239)	(37,040)
Sale of treasury shares	18,484	35,600
Dividends paid to minority interests	(11)	(13)
Net change in minority interests	397	39
Cash dividends paid	(2,274)	(2,005)

Net cash provided by (used in) financing activities	3,166	(3,668)

Net effect of exchange rate changes on cash and cash equivalents	(423)	(117)

Net increase in cash and cash equivalents	14,765	8,965
Cash and cash equivalents at beginning of period	26,098	17,354
Cash and cash equivalents at end of period	40,863	26,319

Net cash provided by operating activities include

Income taxes paid, net	2,106	2,379

Interest paid	36,502	41,982

Interest and dividends received	43,822	47,858

Cash and cash equivalents comprise

Cash and due from banks	10,861	11,808

Interest-earning demand deposits with banks (not included: time deposits of € 10,958 m. as of September 30, 2008, and € 4,673 m. as of September 30, 2007)	30,002	14,511

Total	40,863	26,319

1
Included are senior long-term debt issuances of € 17,230 million and € 16,757 million and repayments and extinguishments of € 11,913 million and € 7,201 million until September 30, 2008 and 2007, respectively.

2	Included are issuances of € 47,934 million and € 47,726 million and repayments and extinguishments of € 34,497 million and € 32,428 million until September 30, 2008 and 2007, respectively.

CONSOLIDATED FINANCIAL STATEMENTS            BASIS OF PREPARATION (UNAUDITED)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in Euro. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group does not use the “carve-out” relating to hedge accounting included in IAS 39, “Financial Instruments: Recognition and Measurement”, as endorsed by the EU. The adoption of IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, which is effective for annual periods beginning on or after January 1, 2008, and which has not yet been endorsed by the EU, had no impact on Deutsche Bank’s interim financial statements.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2007, for which the same accounting policies have been applied, except for changes due to the adoption of IFRIC 14, as mentioned above, and the adoption of the amendments to IAS 39, “Financial Instruments: Recognition and Measurement”, and IFRS 7, “Financial Instruments: Disclosures”, titled “Reclassification of Financial Assets”, as mentioned on page 63.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of goodwill, other intangibles and assets other than loans, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
In accordance with IAS 34 income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. If, for example, relatively small changes in the income before income taxes result in significant changes to the estimated tax rate, the actual effective income tax rate based on year-to-date results represents the best estimate of the annual effective income tax rate.

CONSOLIDATED FINANCIAL STATEMENTS            BASIS OF PREPARATION (UNAUDITED)
Prior periods in these condensed consolidated interim financial statements were adjusted as described in Note [44] of Deutsche Bank’s consolidated financial statements for 2007. In the second quarter 2008, retrospective adjustments were made in the income statement, balance sheet and cash flow statement with no impact on net income or on shareholder’s equity. The 2008 adjustments related to the following items:
—
Additional counterparty netting and certain reclassification items were identified which reduced total assets and total liabilities for December 31, 2006, each quarter end in 2007 and for March 31, 2008.

in € m.	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006
Total assets (as reported)	2,305,337	2,020,349	1,891,875	1,953,445	1,759,911	1,584,493

Adjustment	155,583	96,092	74,440	96,567	66,149	64,108

Total assets (adjusted)	2,149,754	1,924,257	1,817,435	1,856,878	1,693,762	1,520,385

Total liabilities (as reported)	2,269,303	1,981,883	1,854,244	1,916,352	1,722,970	1,551,018

Adjustment	155,583	96,092	74,440	96,567	66,149	64,108

Total liabilities (adjusted)	2,113,720	1,885,791	1,779,804	1,819,785	1,656,821	1,486,910

—	The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income for each quarter in 2007 and the first quarter in 2008.

	Three	Twelve	Nine	Six	Three
	months	months	months	months	months
	ended	ended	ended	ended	ended
in € m.	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Interest and similar income (as reported)	16,537	67,706	51,569	34,874	16,269

Adjustment	1,188	3,031	3,044	2,278	488

Interest and similar income (adjusted)	15,349	64,675	48,525	32,596	15,781

Interest expense (as reported)	13,861	58,857	45,412	30,850	14,216

Adjustment	1,188	3,031	3,044	2,278	488

Interest expense (adjusted)	12,673	55,826	42,368	28,572	13,728

CONSOLIDATED FINANCIAL STATEMENTS            IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES (UNAUDITED)
Impact of Changes in Accounting Principles (unaudited)
IAS 39 AND IFRS 7
In October 2008, the IASB issued amendments to IAS 39, “Financial Instruments: Recognition and Measurement”, and IFRS 7, “Financial Instruments: Disclosures”, titled “Reclassification of Financial Assets”. The amendments to IAS 39 permit (1) certain reclassifications of non-derivative financial assets (other than those designated under the fair value option) out of the fair value through profit or loss category and (2) also allow the reclassification of financial assets from the available for sale category to the loans and receivables category in particular circumstances. The amendments to IFRS 7 introduce additional disclosure requirements if an entity has reclassified financial assets in accordance with the amendments to IAS 39. The amendments are effective retrospectively from July 1, 2008. The impact of the reclassifications permissible under the amendments was to increase income before income taxes by € 825 million. For further information, please refer to Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” on page 63 of this document.
IMPROVEMENTS TO IFRS
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 3 AND IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS            IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES (UNAUDITED)
IAS 32 AND IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, titled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group’s consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS            SEGMENT INFORMATION (UNAUDITED)
Segment Information (unaudited)
The following segment information has been prepared in accordance with IFRS 8, “Operating Segments”, which defines requirements for the disclosure of financial information of an entity’s operating segments. It follows the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
BUSINESS SEGMENTS
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first nine months of 2008, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions which impacted the Group’s segment operations:
—	On January 31, 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. It is included in the corporate division Global Transaction Banking.
—
Effective March 12, 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, which is included in the corporate division Asset and Wealth Management.

—
Effective June 3, 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included within the corporate division Asset and Wealth Management.

—	Effective June 13, 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division Asset and Wealth Management, to State Street Bank.
—
On June 30, 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors’ interests in the North America Infrastructure Fund, whose sole underlying investment is Maher Terminals. The investment is included in the corporate division Asset and Wealth Management.

SEGMENTAL RESULTS OF OPERATIONS
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2008 and September 30, 2007.

CONSOLIDATED FINANCIAL STATEMENTS            SEGMENT INFORMATION (UNAUDITED)

Three months ended	Corporate and Investment Bank			Private Clients and			Corporate	Consoli-	Total
Sep 30, 2008				Asset Management			Invest-	dation &	Consoli-
							ments	Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total		ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	1,016	692	1,707	713	1,435	2,148	261	252	4,367	[1]

Provision for credit losses	66	0	66	1	168	169	(1)	1	236

Total noninterest expenses	1,758	410	2,168	810	1,004	1,814	21	36	4,038

therein:
Policyholder benefits and claims	(41)	–	(41)	0	–	0	–	0	(40)
Impairment of intangible assets	–	–	–	8	–	8	–	–	8
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	(20)	–	(20)	(3)	(0)	(3)	2	21	–

Income (loss) before income taxes	(789)	281	(507)	(95)	262	167	238	195	93

Cost/income ratio	173%	59%	127%	114%	70%	84%	8%	N/M	92%

Assets[2]	1,893,732	39,111	1,916,702	59,579	127,522	187,046	7,500	10,945	2,060,691

Average active equity[3]	18,703	1,083	19,786	4,555	3,669	8,223	409	3,250	31,668

Pre-tax return on average active equity[4]	(17)%	104%	(10)%	(8)%	29%	8%	N/M	N/M	1%

N/M – Not meaningful

1	Includes a gain from the sale of industrial holdings (Allianz SE) of € 229 million, which are excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 78 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 1%.

Three months ended	Corporate and Investment Bank			Private Clients and			Corporate	Consoli-	Total
Sep 30, 2007				Asset Management			Invest-	dation &	Consoli-
							ments	Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total		ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	1,265	661	1,926	1,126	1,441	2,567	654	(52)	5,095	[1]

Provision for credit losses	(17)	(2)	(19)	1	124	124	(1)	0	105

Total noninterest expenses	1,454	399	1,853	859	1,013	1,872	26	(210)	3,541

therein:
Policyholder benefits and claims	–	–	–	11	–	11	–	1	12
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	(1)	(0)	(1)	(0)	(0)	(1)	(0)	(0)	(2)

Minority interest	8	–	8	1	0	1	1	(9)	–

Income (loss) before income taxes	(179)	263	85	265	304	569	629	167	1,449

Cost/income ratio	115%	60%	96%	76%	70%	73%	4%	N/M	69%

Assets (as of Dec 31, 2007) [2]	1,785,546	32,083	1,799,664	39,081	117,533	156,391	13,002	8,695	1,924,257

Average active equity[3]	20,206	1,128	21,335	5,192	3,382	8,574	371	241	30,520

Pre-tax return on average active equity[4]	(4)%	93%	2%	20%	36%	27%	N/M	N/M	19%

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 187 million, which are excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 78 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 16%.

CONSOLIDATED FINANCIAL STATEMENTS            SEGMENT INFORMATION (UNAUDITED)

Nine months ended	Corporate and Investment Bank			Private Clients and			Corporate	Consoli-	Total
Sep 30, 2008				Asset Management			Invest-	dation &	Consoli-
							ments	Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total		ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	4,079	2,023	6,102	2,676	4,367	7,042	1,262	(30)	14,375	[1]

Provision for credit losses	44	2	46	2	438	440	(2)	1	485

Total noninterest expenses	6,769	1,206	7,976	2,342	3,035	5,377	69	(12)	13,409

therein:
Policyholder benefits and claims	(69)	–	(69)	18	–	18	–	3	(48)
Impairment of intangible assets	5	–	5	8	–	8	–	–	13
Restructuring activities	–	–	–	–	–	–	–	–	–

Minority interest	(32)	–	(32)	(4)	0	(4)	2	34	–

Income (loss) before income taxes	(2,704)	815	(1,889)	335	894	1,230	1,193	(53)	481

Cost/income ratio	166%	60%	131%	88%	69%	76%	5%	N/M	93%

Assets[2]	1,893,732	39,111	1,916,702	59,579	127,522	187,046	7,500	10,945	2,060,691

Average active equity[3]	19,232	1,065	20,296	4,597	3,444	8,042	315	2,238	30,891

Pre-tax return on average active equity[4]	(19)%	102%	(12)%	10%	35%	20%	N/M	N/M	2%

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 78 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 2% .

Nine months ended	Corporate and Investment Bank			Private Clients and			Corporate	Consoli-	Total
Sep 30, 2007				Asset Management			Invest-	dation &	Consoli-
							ments	Adjust-	dated
	Corporate	Global	Total	Asset and	Private &	Total		ments
	Banking &	Trans-		Wealth	Business
in € m.	Securities	action		Manage-	Clients
(unless stated otherwise)		Banking		ment
Net revenues	12,691	1,928	14,620	3,273	4,309	7,581	1,351	(99)	23,454	[1]

Provision for credit losses	(80)	(1)	(82)	1	364	365	(0)	(1)	283

Total noninterest expenses	8,999	1,206	10,205	2,521	3,050	5,571	191	(109)	15,859

therein:
Policyholder benefits and claims	–	–	–	62	–	62	–	4	67
Impairment of intangible assets	–	–	–	–	–	–	54	–	54
Restructuring activities	(3)	(1)	(4)	(6)	(0)	(6)	(0)	0	(10)

Minority interest	18	–	18	6	0	7	(5)	(20)	–

Income (loss) before income taxes	3,754	724	4,478	744	894	1,638	1,166	30	7,312

Cost/income ratio	71%	63%	70%	77%	71%	73%	14%	N/M	68%

Assets (as of Dec 31, 2007) [2]	1,785,546	32,083	1,799,664	39,081	117,533	156,391	13,002	8,695	1,924,257

Average active equity[3]	19,181	1,091	20,272	5,125	3,413	8,538	508	164	29,482

Pre-tax return on average active equity[4]	26%	88%	29%	19%	35%	26%	N/M	N/M	33%

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 432 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 317 million, which are excluded from the Group’s target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 78 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 27%.

CONSOLIDATED FINANCIAL STATEMENTS            SEGMENT INFORMATION (UNAUDITED)
RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS
Income before income taxes in Consolidation & Adjustments was € 195 million in the third quarter 2008 compared to € 167 million in the prior year quarter. Net revenues in the third quarter 2008 were driven by significant positive effects from different accounting methods used for management reporting and IFRS for economically hedged short-term funding positions, driven by a sharp increase in short-term interest rates. Partly offsetting these positive effects were results not attributable to the segments including charges related to litigation provisions. Noninterest expenses in the prior year quarter included a recovery of value added tax and insurance reimbursements associated with several litigation cases.
In the first nine months of 2008 the loss before income taxes in Consolidation & Adjustments was € 53 million compared to an income before income taxes of € 30 million in the first nine months of 2007. In addition to the factors mentioned for the three months comparison above, higher net interest expenses not allocated to the segments contributed to the variance between the nine months 2008 and 2007.
ENTITY-WIDE DISCLOSURES
The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group’s management accounting systems. The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three months and nine months ended September 30, 2008 and September 30, 2007.

	Corporate and Investment Bank
	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Sales & Trading (Equity)	(142)	428	1,433	3,545

Sales & Trading (Debt and other products)	924	576	2,843	6,819

Total Sales & Trading	782	1,004	4,276	10,364

Origination (Equity)	85	204	308	650

Origination (Debt)	(368)	(324)	(1,623)	416

Total Origination	(283)	(120)	(1,315)	1,065

Advisory	185	269	437	775

Loan products	500	214	1,053	749

Transaction services	692	661	2,023	1,928

Other products	(167)	(101)	(373)	(262)

Total[1]	1,707	1,926	6,102	14,620

1
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

CONSOLIDATED FINANCIAL STATEMENTS            SEGMENT INFORMATION (UNAUDITED)

	Private Clients and Asset Management
	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Portfolio/fund management	617	800	1,909	2,244

Brokerage	459	533	1,526	1,668

Loans/deposits	828	803	2,448	2,339

Payments, account & remaining financial services	257	263	806	748

Other products	(13)	167	353	583

Total[1]	2,148	2,567	7,042	7,581

1
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

The presentation of PCAM product revenues was adjusted during the third quarter 2008 following a refinement of product classifications. These changes primarily impacted the product revenue categories Loans/deposits, Brokerage and Payments, account & remaining financial services in PBC. The adjustment had no impact on PCAM’s total revenues and changes within a product category did not exceed 10 % for any of the periods affected.

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE INCOME STATEMENT (UNAUDITED)
Information on the Income Statement (unaudited)
NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS BY GROUP DIVISION

	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Net interest income	3,062	2,133	8,689	6,157

Trading income	(5,367)	(4,177)	(20,849)	2,990

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[1]	3,955	3,342	17,384	3,289

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,412)	(835)	(3,465)	6,279

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,650	1,298	5,224	12,436

Breakdown by Group Division/CIB product:

Sales & Trading (Equity)	(451)	44	602	2,554
Sales & Trading (Debt and other products)	1,114	349	2,821	5,868
Total Sales & Trading	663	393	3,423	8,422

Loan products[2]	435	91	761	372

Transaction services	338	322	967	960

Remaining products[3]	(684)	(488)	(2,469)	(218)

Total Corporate and Investment Bank	752	318	2,681	9,536

Private Clients and Asset Management	989	879	2,849	2,620

Corporate Investments	(24)	81	(144)	214

Consolidation & Adjustments	(66)	21	(161)	65

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,650	1,298	5,224	12,436

1
Includes gains of € 2.3 billion and € 2.8 billion from securitization structures for the three months ended September 30, 2008 and September 30, 2007, respectively, and of € 13.3 billion and € 2.8 billion for the nine months ended September 30, 2008 and September 30, 2007, respectively. Fair value movements on related instruments of € (2.6) billion and € (3.3) billion for the three months ended September 30, 2008 and September 30, 2007, respectively, and of € (15.5) billion and € (3.3) billion for the nine months ended September 30, 2008 and September 30, 2007, respectively, are reported within trading income. Both are reported under Sales & Trading (Debt and other products). The difference between these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

2	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
COMMISSIONS AND FEE INCOME

	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Commissions and fees from fiduciary activities	818	1,117	2,606	3,039

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities	981	1,302	2,989	4,081

Fees for other customer services	581	597	1,880	1,969

Total commissions and fee income	2,380	3,016	7,475	9,089

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE INCOME STATEMENT (UNAUDITED)
PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

	Retirement benefit plans		Post-employment
			medical plans
	Three months ended		Three months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Current service cost	55	64	1	1

Interest cost	114	108	2	2

Expected return on plan assets	(113)	(108)	–	–

Amortization of actuarial loss (gain)	(3)	–	(1)	(1)

Past service cost (credit) recognized immediately	1	1	–	–

Settlements/curtailments	–	(4)	–	–

Effect of the limit in IAS 19.58(b)	1	–	–	–

Total expense defined benefit plans	55	61	2	2

	Retirement benefit plans		Post-employment
			medical plans
	Nine months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Current service cost	164	196	2	2

Interest cost	343	325	5	6

Expected return on plan assets	(340)	(325)	–	–

Amortization of actuarial loss (gain)	(8)	(1)	(4)	(2)

Past service cost (credit) recognized immediately	3	5	–	–

Settlements/curtailments	–	(4)	–	–

Effect of the limit in IAS 19.58(b)	3	1	–	–

Total expense defined benefit plans	165	197	3	6

Expenses for defined contribution plans for the three months ended September 30, 2008 and September 30, 2007, were € 48 million and € 49 million, respectively. For the nine months ended September 30, 2008 and September 30, 2007, expenses totaled € 163 million and € 154 million, respectively.
In addition, employer contributions to the mandatory German social security pension plan for the three months ended September 30, 2008 and September 30, 2007, were € 39 million and € 38 million, respectively. Contributions amounted to € 116 million and € 113 million for the nine months ended September 30, 2008 and September 30, 2007, respectively.
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter 2008.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
General and administrative expenses:

IT costs	446	466	1,325	1,361

Occupancy, furniture and equipment expenses	346	340	1,026	991

Professional service fees	312	313	809	903

Communication and data services	173	168	510	504

Travel and representation expenses	120	129	363	390

Payment and clearing services	106	108	315	325

Marketing expenses	78	104	268	300

Other expenses	561	207	1,287	1,075

Total general and administrative expenses	2,142	1,835	5,903	5,849

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
Information on the Balance Sheet (unaudited)
FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Sep 30, 2008	Dec 31, 2007
Trading assets:

Trading securities	347,378	449,684

Positive market values from derivative financial instruments	727,061	506,967

Other trading assets[1]	68,508	104,236

Total trading assets	1,142,947	1,060,887

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	151,170	211,142

Securities borrowed	57,106	69,830

Loans	20,215	21,522

Other financial assets designated at fair value through profit or loss	11,618	14,630

Total financial assets designated at fair value through profit or loss	240,109	317,124

Total financial assets at fair value through profit or loss	1,383,056	1,378,011

1	Includes traded loans of € 64,841 million and € 102,093 million as of September 30, 2008 and December 31, 2007, respectively.

in € m.	Sep 30, 2008	Dec 31, 2007
Trading liabilities:

Trading securities	96,775	106,225

Negative market values from derivative financial instruments	707,206	512,436

Other trading liabilities	322	830

Total trading liabilities	804,303	619,491

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	117,635	184,943

Loan commitments	1,304	526

Long-term debt	38,841	52,327

Other financial liabilities designated at fair value through profit or loss	4,261	3,002

Total financial liabilities designated at fair value through profit or loss	162,041	240,798

Investment contract liabilities[1]	7,433	9,796

Total financial liabilities at fair value through profit or loss	973,777	870,085

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
FINANCIAL ASSETS AVAILABLE FOR SALE

in € m.	Sep 30, 2008	Dec 31, 2007
Debt securities	21,503	30,419

Equity securities	4,159	8,240

Other equity interests	1,181	1,204

Loans	1,591	2,431

Total financial assets available for sale	28,434	42,294

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
AMENDMENTS TO IAS 39 AND IFRS 7, “RECLASSIFICATION OF FINANCIAL ASSETS”

Following the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. The Group identified assets, eligible under the amendments, for which at July 1, 2008, it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. Under IAS 39 as amended, the reclassifications were made with effect from July 1, 2008 at fair value at that date. The disclosures below detail the impact of the reclassifications to the Group.
The following table shows carrying values and fair values of the reclassified assets.

	Jul 1, 2008	Sep 30, 2008
	Carrying	Carrying	Fair value
in € m.	value	value
Trading assets reclassified to loans	12,824	12,837	12,094

Financial assets available for sale reclassified to loans	12,059	12,064	11,292

Total financial assets reclassified to loans	24,883	24,901	23,386

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 3 % to 15 % with expected recoverable cash flows of € 26 billion. Effective interest rates on reclassified financial assets available for sale ranged from 5 % to 9 % with expected recoverable cash flows of € 18 billion. Ranges of effective interest rates were determined based on weighted average rates by business.
If the reclassification had not been made, the Group’s income statement for the third quarter 2008 would have included unrealized fair value losses on the reclassified trading assets of € 726 million and additional impairment of € 119 million on the reclassified financial assets available for sale which were impaired. For the third quarter 2008 shareholders’ equity (position Net gains (losses) not recognized in the income statement) would have included € 649 million of unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.
After reclassification, the reclassified financial assets contributed the following amounts to income before income taxes for the third quarter 2008.

Three months ended
in € m.	Sep 30, 2008
Net interest income	352

Provision for credit losses	(72)

Income before income taxes on reclassified trading assets	280

Net interest income	170

Provision for credit losses	–

Income before income taxes on reclassified financial assets available for sale	170

In the second quarter 2008, € 152 million of unrealized fair value losses on the reclassified trading assets and € 167 million of impairment on reclassified financial assets available for sale were recognized in the consolidated income statement. Unrealized fair value losses of € 126 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders’ equity. As of June 30, 2008, such unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.0 billion. This amount will be released from this posi-

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
tion in shareholders’ equity and accreted to the carrying value of the reclassified financial assets available for sale on an effective interest rate basis.
PROBLEM LOANS AND IFRS IMPAIRED LOANS

	Sep 30, 2008			Dec 31, 2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	1,893	1,272	3,165	1,702	1,129	2,831

Loans 90 days or more past due and still accruing	15	179	194	30	191	220

Troubled debt restructurings	120	–	120	93	–	93

Total problem loans	2,028	1,451	3,479	1,824	1,320	3,144

Thereof: IFRS impaired loans	1,515	1,272	2,787	1,516	1,129	2,645

ALLOWANCE FOR CREDIT LOSSES

Allowance for	Nine months ended Sep 30, 2008			Nine months ended Sep 30, 2007
loan losses	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	930	775	1,705	985	684	1,670

Provision for loan losses	35	484	519	(64)	376	312

Net charge-offs	(132)	(344)	(476)	(107)	(281)	(388)
Charge-offs	(190)	(464)	(654)	(190)	(373)	(563)
Recoveries	58	120	178	83	92	175

Changes in the group of consolidated companies	–	–	–	(1)	–	(1)

Exchange rate changes/other	(5)	(18)	(23)	(38)	(25)	(63)

Balance, end of period	828	897	1,725	775	755	1,530

Allowance for	Nine months ended Sep 30, 2008			Nine months ended Sep 30, 2007
off-balance sheet positions	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	101	118	219	127	129	256

Provision for off-balance sheet positions	(20)	(14)	(34)	(31)	2	(29)

Changes in the group of consolidated companies	–	–	–	6	2	8

Exchange rate changes	–	2	2	–	(5)	(5)

Balance, end of period	81	106	187	102	128	230

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
ASSETS HELD FOR SALE
In 2007 we acquired two infrastructure investments in the corporate division Asset and Wealth Management in North America with the intention to transfer them to funds managed by RREEF and to other third party investors. The investments were classified as held for sale. Due to the current market conditions the timing of the ultimate disposal of these investments is uncertain and disposal is unlikely to happen in 2008. As a result, the assets and liabilities were no longer classified as held for sale as of September 30, 2008. The revenues and expenses, which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in a negative impact on revenues of € 65 million and an increase of expenses of € 38 million in the corporate division Asset and Wealth Management in the third quarter 2008. These amounts included a charge to revenues of € 22 million and expenses of € 21 million which related to 2007.
OTHER ASSETS AND OTHER LIABILITIES

in € m.	Sep 30, 2008	Dec 31, 2007
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	40,110	34,277
Receivables from prime brokerage	39,480	44,389
Pending securities transactions past settlement date	38,619	14,307
Receivables from unsettled regular way trades	91,420	58,186
Total brokerage and securities related receivables	209,629	151,159

Accrued interest receivable	5,650	7,549

Other	23,518	24,189

Total other assets	238,797	182,897

in € m.	Sep 30, 2008	Dec 31, 2007
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	25,792	17,029
Payables from prime brokerage	81,416	39,944
Pending securities transactions past settlement date	30,045	12,535
Payables from unsettled regular way trades	74,479	58,901
Total brokerage and securities related payables	211,732	128,409

Accrued interest payable	5,244	6,785

Other	48,368	36,315

Total other liabilities	265,344	171,509

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
LONG-TERM DEBT

in € m.	Sep 30, 2008	Dec 31, 2007
Senior debt:

Bonds and notes:
Fixed rate	77,220	72,173
Floating rate	49,343	46,384

Subordinated debt:

Bonds and notes:
Fixed rate	3,905	3,883
Floating rate	4,583	4,263

Total long-term debt	135,051	126,703

SHARES ISSUED AND OUTSTANDING
On September 22, 2008, Deutsche Bank AG issued 40 million new common shares at € 55 per share, resulting in total proceeds of € 2.2 billion. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.

in million	Sep 30, 2008	Dec 31, 2007
Shares issued	570.9	530.4

Shares in treasury	25.2	29.3

– thereof buyback	24.9	29.1

– thereof other	0.3	0.2

Shares outstanding	545.7	501.1

CONSOLIDATED FINANCIAL STATEMENTS            INFORMATION ON THE BALANCE SHEET (UNAUDITED)
CHANGES IN EQUITY

	Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007
Common shares
Balance, beginning of year	1,358	1,343
Capital increase	102	–
Common shares issued under share-based compensation plans	1	10
Balance, end of period	1,461	1,353

Additional paid-in capital
Balance, beginning of year	15,808	15,246
Net change in share awards in the reporting period	30	(40)
Capital increase	2,098	–
Common shares issued under share-based compensation plans	17	236
Tax benefits related to share-based compensation plans	(139)	(53)
Option premiums on options on Deutsche Bank common shares	5	70
Net gains (losses) on treasury shares sold	(161)	(20)
Other	(50)	2
Balance, end of period	17,608	15,441

Retained earnings
Balance, beginning of year	25,116	20,451
Net income attributable to Deutsche Bank shareholders	952	5,521
Cash dividends declared and paid	(2,274)	(2,005)
Dividend related to equity classified as obligation to purchase common shares	226	277
Other effects from options on Deutsche Bank common shares	(6)	(6)
Other	(88)	(83)
Balance, end of period	23,926	24,155

Common shares in treasury, at cost
Balance, beginning of year	(2,819)	(2,378)
Purchases of shares	(19,239)	(37,039)
Sale of shares	18,602	35,642
Treasury shares distributed under share-based compensation plans	1,031	963
Balance, end of period	(2,425)	(2,812)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3,552)	(4,307)
Additions	(366)	(1,189)
Deductions	1,219	1,922
Balance, end of period	(2,699)	(3,574)

Net gains (losses) not recognized in the income statement, net of tax
Balance, beginning of year	1,133	2,403
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(4,147)	798
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(22)	(18)
Foreign currency translation, net of tax	(47)	(857)
Balance, end of period	(3,083)	2,326

Total shareholders’ equity, end of period	34,788	36,889

Minority interest
Balance, beginning of year	1,422	717
Minority interest in net profit or loss	(34)	19
Increases	667	268
Decreases and dividends	(237)	(248)
Foreign currency translation, net of tax	22	(15)
Balance, end of period	1,840	741
Total equity, end of period	36,628	37,630

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
Other Financial Information (unaudited)
REGULATORY CAPITAL
The following two tables present a summary of the Group’s regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.

in € m.	Sep 30, 2008	Dec 31, 2007
	Basel II	Basel I
Tier 1 capital:

Common shares	1,461	1,358

Additional paid-in capital	17,608	15,808

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	18,145	17,717

Noncumulative trust preferred securities	8,742	5,602

Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(12,069)	(12,165)

Items to be partly deducted from Tier 1 capital[1]	(1,102)	N/A

Total Tier 1 capital	32,785	28,320

Tier 2 capital:

Unrealized gains on listed securities (45% eligible)	39	1,472

Other inherent loss allowance	N/A	358

Cumulative preferred securities	1,198	841

Qualified subordinated liabilities	7,648	7,058

Items to be partly deducted from Tier 2 capital[1]	(1,102)	N/A

Total Tier 2 capital	7,783	9,729

Available Tier 3 capital	–	–

Total regulatory capital	40,568	38,049

N/A – Not applicable

1	Pursuant to KWG section 10 (6) and section 10 (6a) in conjunction with KWG section 10a.
REGULATORY RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m.
(unless stated otherwise)	Sep 30, 2008	Dec 31, 2007
	Basel II	Basel I
Credit risk	260,132	314,845

Market risk	21,646	13,973

Operational risk	37,670	N/A

Total risk position	319,448	328,818

Tier 1 capital ratio in %	10.3%	8.6%

Total capital ratio in %	12.7%	11.6%

N/A – Not applicable
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital pursuant to KWG section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
As of September 30, 2008, the transitional item amounted to € 1,127 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk position shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 10.6 % and 13.0 % at the end of the quarter.
COMMITMENTS AND CONTINGENT LIABILITIES
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Sep 30, 2008	Dec 31, 2007
Irrevocable lending commitments	119,684	128,511

Contingent liabilities	53,571	49,905

Total	173,255	178,416

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
OTHER CONTINGENCIES
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
The Group’s significant legal proceedings are described below.
TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 82 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 9 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing.
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Dr. Kirch.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group’s view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group’s view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
CREDIT-RELATED MATTERS. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (i) three putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; and (ii) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending New York Supreme Court in Nassau County regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
AUCTION RATE SECURITIES. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Securities (“ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in three individual actions asserting various claims under the federal securities laws and state common law by three investors in ARS. The purported class action and individual actions are in their early stages.
Deutsche Bank is named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. One of the putative class actions was brought on behalf of all issuers of ARS underwritten by the defendants between May 12, 2003 and February 13, 2008 and who were obligated to make interest payments on the ARS as of February 13, 2008, and the other putative class action was brought on behalf of all persons or entities who acquired ARS from the defendants and who continue to hold the ARS as of February 13, 2008. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.
Deutsche Bank, along with other industry participants, has also received numerous regulatory requests, including requests from the Securities and Exchange Commission (“SEC”) and certain state regulatory agencies, in connection with investigations relating to the marketing and sale of ARS to clients, the failures of the ARS auctions, and Deutsche Bank’s and DBSI’s role and participation in these auctions. DBSI has also received requests from the Financial Industry Regulatory Authority (“FINRA”) seeking information about DBSI’s proprietary and client holdings of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and with a task force of the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, regarding Deutsche Bank’s and its subsidiaries’ sale and marketing of ARS. Under the agreements in principle, Deutsche Bank and its subsidiaries have agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008. In the third quarter 2008, Deutsche Bank took provisions of U.S.$ 83 million reflecting the decline in market values of the ARS to be repurchased under the above agreements in principle. Deutsche Bank and its subsidiaries have also agreed to work to expeditiously provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries, and to pay a penalty to the NYAG and NASAA in the amount of U.S.$ 15 million.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
ÖBB LITIGATION. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined and the ÖBB Group recorded an aggregate mark-to-market loss of about € 140 million on this position in its financial accounts for the fiscal year 2007. In June of 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argue that the transaction violates Austrian law, and allege to have been misled about certain features of the PCDS.
BUSINESS COMBINATIONS
On January 31, 2008, the Group acquired 100 % of HedgeWorks LLC (“HedgeWorks”), a hedge fund administrator based in the United States. The cost of the business combination consisted of a cash payment of € 20 million and another € 15 million subject to the acquiree exceeding certain performance targets over the next three years. Based on provisional values, the purchase price was allocated as goodwill of € 29 million, other intangible assets of € 5 million and net tangible assets of € 1 million. HedgeWorks is included in GTB.
Effective March 12, 2008, the Group completed the acquisition of a 60 % majority stake in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm which was subsequently renamed “Deutsche Far Eastern Asset Management Company Limited”. The preliminary cost of the acquisition consisted of a cash consideration of € 5 million, for which the Group purchased a 25 % stake and subscribed to newly issued shares amounting to 35 % of the share capital. The purchase price on provisional values is allocated as net tangible assets of € 5 million. The acquiree is included in AWM.
Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America, which it previously accounted for under the held for sale category. Following the initial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007 and in a subsequent effort in 2008 to restructure the fund, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment is Maher Terminals, for a total consideration of € 109 million. In discontinuing the held for sale accounting for the investment as of September 30, 2008, the reacquisition was accounted for as a purchase transaction. On provisional values, the cost of this acquisition was allocated as goodwill of € 30 million and net assets of € 79 million. The investment is included in AWM.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
RELATED PARTY TRANSACTIONS
During the nine months ended September 30, 2008, and the year ended December 31, 2007, the Group has had business relationships with a number of related parties. Transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features.
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2008, were loans and commitments of € 4 million and deposits of € 3 million. As of December 31, 2007, there were loans and commitments of € 4 million and deposits of € 1 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. When these transactions are eliminated on consolidation they are not disclosed in the Group’s financial statements.
LOANS
During the nine months ended September 30, 2008, and year ended December 31, 2007, the Group made loans to related parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and
	other related parties
in € m.	Sep 30, 2008	Dec 31, 2007
Loans outstanding, beginning of period	2,081	622

Loans issued during the period	1,234	1,790

Loan repayment during the period	89	161

Changes in the group of consolidated companies[1]	(1,362)	(2)

Exchange rate changes	15	(89)

Other changes	–	(79)

Loans outstanding, end of period[2]	1,879	2,081

Other credit risk related transactions:

Provision for loan losses	2	–

Guarantees and commitments[3]	181	233

1
Two entities that were accounted for using the equity method were fully consolidated for the first time in the second quarter of 2008. Therefore loans made to these investments were eliminated on consolidation.

2
The amount of loans past due were nil as of September 30, 2008, and totaled € 3 million as of December 31, 2007, respectively. Loans include loans to joint ventures of € 116 million and € 24 million as of September 30, 2008 and December 31, 2007, respectively.

3
The guarantees above included credit and finance guarantees, financial letter of credits and standby letter of credits, commitments from pending transactions, loan commitments for book claims and bills of exchange as well as guarantees that are related to leasing transactions.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
DEPOSITS

	Associated companies and
	other related parties
in € m.	Sep 30, 2008	Dec 31, 2007
Deposits outstanding, beginning of period	962	855

Deposits received during the period	923	294

Deposits repaid during the period	287	89

Changes in the group of consolidated companies[1]	–	(43)

Exchange rate changes	(33)	(55)

Other changes	–	–

Deposits outstanding, end of period[1]	1,565	962

1
The above deposits were made in the ordinary course of business. Deposits included also € 2 million and € 3 million deposits from joint ventures as of September 30, 2008 and December 31, 2007, respectively.

In addition, the Group had trading assets of € 72 million and trading liabilities of € 64 million with associated companies as of September 30, 2008. As of December 31, 2007, trading positions with associated companies were € 67 million.
TRANSACTIONS WITH PENSION PLANS
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. As of September 30, 2008, transactions with these plans were not material for the Group.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER FINANCIAL INFORMATION (UNAUDITED)
UPDATE ON SIGNIFICANT TRANSACTIONS
During the third quarter 2008, Deutsche Bank announced the following acquisitions that will affect its results in future periods.
On July 2, 2008, Deutsche Bank announced that it agreed with Fortis and ABN AMRO to acquire from ABN AMRO parts of its commercial banking activities in the Netherlands for € 709 million in cash. The businesses to be acquired serve over 35,000 commercial business clients as well as 8,000 private clients and employ 1,400 people. The transaction is subject to the Dutch Central Bank not raising objections and to approval by the European Commission. The European Commission approved the transaction on October 1 and 24, 2008. The review of the transaction by the Dutch Central Bank has not yet been completed.
On September 11, 2008, Deutsche Bank announced its intent to acquire a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The transaction is expected to be completed by the end of 2008.
On September 12, 2008, Deutsche Bank announced its intent to purchase a minority stake of 29.75 % in Deutsche Postbank from Deutsche Post for € 2.8 billion in cash. The acquisition of this stake is subject to approval by regulatory and anti-trust authorities and the German Government and is expected to close in the first quarter of 2009. Furthermore, Deutsche Bank will have the option to acquire an additional 18.0 % stake from Deutsche Post and Deutsche Post will have the option to sell its remaining stake of 20.25 % plus one share to Deutsche Bank. To finance this purchase Deutsche Bank raised € 2.2 billion new equity.
EVENTS AFTER THE BALANCE SHEET DATE
The exceptionally adverse trading conditions continued in October. Among the areas that have been significantly adversely affected to date from this challenging environment are the Group’s proprietary trading businesses (both in Sales & Trading debt and equity) as well as its Equity Derivative business. The financial effect on the Group’s 2008 results will, of course, depend on exposures and conditions as of year end, and is therefore not estimable at this point in time.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER INFORMATION
Other Information
TARGET DEFINITION
As part of Phase 3 of the Group’s Management Agenda, the Group has stated targets for its income before income taxes (“IBIT”) attributable to Deutsche Bank shareholders, pre-tax return on average active equity and percentage growth in earnings per share. These targets are measured using target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses. These target definitions, which are set forth below, are non-GAAP financial measures.
IBIT ATTRIBUTABLE TO DEUTSCHE BANK SHAREHOLDERS (TARGET DEFINITION): The IBIT attributable to Deutsche Bank shareholders target is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Income before income taxes (IBIT)	93	1,449	481	7,312

Less pre-tax minority interest	21	(10)	34	(20)

IBIT attributable to Deutsche Bank shareholders	114	1,439	515	7,292

Add (deduct):
Certain significant gains (net of related expenses)	(229)[1]	(491)[2]	(1,325)[3]	(873)[4]
Certain significant charges	–	–	–	–

IBIT attributable to the Deutsche Bank shareholders (target definition)	(116)	948	(809)	6,418

1	Gain from the sale of industrial holdings (Allianz SE) of € 229 million.

2	Gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 187 million.

3	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

4
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 432 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 317 million.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): The pre-tax return on average active equity target is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income taxes attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income taxes attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER INFORMATION
AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains on financial assets available for sale and average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Average shareholders’ equity	32,820	36,367	34,038	35,458

Add (deduct):
Average unrealized net (gains) losses on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	65	(4,092)	(1,169)	(3,835)
Average dividend accruals	(1,217)	(1,755)	(1,979)	(2,142)

Average active equity	31,668	30,520	30,891	29,482

Pre-tax return on average shareholders’ equity	1.4%	15.8%	2.0%	27.4%

Pre-tax return on average active equity	1.4%	18.9%	2.2%	33.0%

Pre-tax return on average active equity (target definition)	(1.5)%	12.4%	(3.5)%	29.0%

DILUTED EARNINGS PER SHARE (TARGET DEFINITION): The target for growth in earnings per share is based on diluted earnings per share (target definition), which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, adjusted for post-tax effects of significant gains/charges and certain significant tax effects, divided by the weighted average number of diluted shares outstanding.

CONSOLIDATED FINANCIAL STATEMENTS            OTHER INFORMATION
For reference, diluted earnings per share, which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007
Net income attributable to Deutsche Bank shareholders	435	1,622	952	5,521

Add (deduct):
Post-tax effect of certain significant gains/charges	(229)[1]	(406)[2]	(1,313)[3]	(673)[4]
Certain significant tax effects	–	(353)[5]	–	(353)[5]

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	206	863	(361)	4,494

Diluted earnings per share	€ 0.83	€ 3.31	€ 1.85	€ 11.13

Diluted earnings per share (target definition)	€ 0.39	€ 1.76	€ (0.70)	€ 9.06

1	Gain from the sale of industrial holdings (Allianz SE) of € 229 million.

2	Gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and the sale of premises (sale and leaseback transaction 60 Wall Street) of € 101 million.

3	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.

4
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 431 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 172 million.

5	Enactment of the German tax reform and utilization of capital losses.
MANAGEMENT BOARD
With effect from October 1, 2008, Stefan Krause assumed the position of Chief Financial Officer as successor to Anthony Di Iorio, who retired, as planned, on September 30, 2008.